1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 23, 2016	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2016 SECOND EXTRAORDINARY GENERAL MEETING
DISCLOSEABLE AND CONNECTED TRANSATION
PROPOSED ACQUISITION OF 60% EQUITY INTEREST IN CHINALCO SHANGHAI

Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition of 60% Equity Interest in Chinalco Shanghai

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the EGM dated 22 July 2016.

A letter from the Board containing details of the proposed acquisition of 60% equity interest in Chinalco Shanghai, is set out on pages 1 to 11 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the proposed acquisition of 60% equity interest in Chinalco Shanghai, is set out on pages 12 to 13 of this supplemental circular.

A letter from VBG Capital containing their independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the proposed acquisition of 60% equity interest in Chinalco Shanghai, is set out on pages 14 to 25 of this supplemental circular.

23 August 2016

* *For identification purpose only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"associate"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Benchmark Date"	31 May 2016;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業公司), a wholly state-owned enterprise established in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 35.77% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Shanghai"	Chinalco (Shanghai) Co., Ltd.* (中鋁(上海)有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Chinalco prior to the completion of the Proposed Acquisition;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Director(s)"	the director(s) of the Company;
"EGM"	the 2016 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 6 September 2016;

"Equity Transfer Agreement"	the equity transfer agreement subject to conditions precedent entered into between Chinalco and the Company on 8 August 2016, pursuant to which, the Company proposes to acquire the 60% equity interest in Chinalco Shanghai held by Chinalco;
"Group"	the Company and its subsidiaries;
"GZL"	Guo Zhong Lian Land and Real Estate Asset Evaluation Co., Ltd.* (國眾聯資產評估土地房地產估價有限公司), as the PRC qualified valuer engaged by Chinalco in appraising the value of the equity interest in Chinalco Shanghai with reference to the relevant requirements of SUAEE;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Proposed Acquisition;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolution to be proposed at the EGM to approve the Proposed Aquisition;
"Latest Practicable Date"	20 August 2016, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"PRC"	The People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;

"Proposed Acquisition"	the proposed acquisition of 60% equity interest in Chinalco Shanghai from Chinalco pursuant to the terms and conditions of the Equity Transfer Agreement;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"Shichengjiaye" or "Independent Property Valuer"	Shichengjiaye Integrated Real Estate Agency, an independent professional property valuer;
"SUAEE"	Shanghai United Assets and Equity Exchange* (上海聯合產權交易所);
"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supervisor(s)"	the supervisor(s) of the Company;
"US$"	United States dollars, the lawful currency of the United States of America; and
"VBG Capital" or "Independent Financial Adviser"	VBG Capital Limited, a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition;
"%"	per cent.

* *For identification purpose only*

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Ao Hong
Mr. Lu Dongliang
Mr. Jiang Yinggang

Non-executive Directors:
Mr. Yu Dehui
Mr. Liu Caiming
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road Central
Central
Hong Kong

23 August 2016

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2016 SECOND EXTRAORDINARY GENERAL MEETING
DISCLOSEABLE AND CONNECTED TRANSATION
PROPOSED ACQUISITION OF 60% EQUITY INTEREST IN CHINALCO SHANGHAI

I. INTRODUCTION

References are made to the circular of the Company dated 22 July 2016, in relation to each of the resolutions to be proposed at the EGM for consideration and approval.

The purpose of this supplemental circular is to, among other things, (i) provide you with information regarding the Proposed Acquisition; (ii) set out the letter of advice from the Independent Board Committee and the recommendation from the Independent Financial Adviser on the Proposed Acquisition; and (iii) other information as required to be disclosed under the Hong Kong Listing Rules.

II. INFORMATION ABOUT THE PROPOSED ACQUISITION

1. Background

Reference is made to the announcements of the Company dated 28 June 2016 and 8 August 2016 in relation to the proposed acquisition of the 60% equity interest in Chinalco Shanghai held by Chinalco.

On 5 August 2016, the Company submitted the letter of intent in respect of the equity acquisition to SUAEE. On 8 August 2016, the Company was affirmed as the acquirer of the equity interest in Chinalco Shanghai. On the same day, the Company entered into the Equity Transfer Agreement with Chinalco, subject to conditions precedent.

2. Equity Transfer Agreement

A summary of the principal terms and conditions of the Equity Transfer Agreement is set out below:

Date:	8 August 2016
Parties:	Chinalco, as the seller; and the Company, as the purchaser
Nature of transaction:	Chinalco has conditionally agreed to dispose and the Company has conditionally agreed to acquire the 60% equity interest in Chinalco Shanghai.

Consideration: RMB2,113,760.8 thousand, being the final bidding price of the 60% equity interest in Chinalco Shanghai, which is determined with reference to the relevant requirements of SUAEE and 60% of the appraised net asset value of the equity interest in Chinalco Shanghai as set out in the asset appraisal report prepared by GZL based on the asset-based approach as at the Benchmark Date.

Payment: The consideration shall be paid by the Company in cash in two instalments:

(1) First instalment: RMB634,128.24 thousand, representing 30% of the consideration payable, shall be paid to SUAEE on the date of SUAEE's confirmation of the Company's acquirer qualification, which will be transferred directly as part of the consideration upon effectiveness of the Equity Transfer Agreement;

(2) Second instalment: RMB1,479,632.56 thousand, representing 70% of the consideration payable, shall be paid to Chinalco in lump sum within three business days from the next day upon effectiveness of the Equity Transfer Agreement.

Conditions precedent: The Equity Transfer Agreement is effective upon:

(1) the Equity Transfer Agreement having been duly signed by both parties;

(2) the Proposed Acquisition having been approved at a general meeting of the Company; and

(3) the Equity Transfer Agreement having been approved by the competent authority of Chinalco (if applicable).

Completion: Both parties shall complete the equity transfer within 15 business days upon effectiveness of the Equity Transfer Agreement.

After obtaining the certificate of equity transaction issued by SUAEE, both parties shall cooperate with Chinalco Shanghai in proceeding with the procedures for equity transfer registration within 15 business days.

If any payment from the Company to Chinalco under the Equity Trasfer Agreement is delayed, a penalty of 0.01% of the amount of the payment due shall be paid by the Company to Chinalco on a daily basis. If the delay is more than 30 days, Chinalco is entitled to terminate the Equity Transfer Agreement and claim for compensation for any loss from the Company.

If Chinalco delays or fails to cooperate with the Company to complete the equity transfer, a penalty of 0.01% of the consideration shall be paid by Chinalco to the Company on a daily basis. If such delay is more than 30 days, the Company is entitled to terminate the Equity Transfer Agreement and claim for compensation for any loss from Chinalco.

Either party in breach of any obligation or undertaking under the Equity Transfer Agreement shall indemnify the other for losses caused thereby. If the purpose of the Equity Transfer Agreement cannot be fulfilled due to the material adverse effect on the transaction target or the target company caused by the defaulting party, the non-defaulting party is entitled to terminate the Equity Transfer Agreement and claim for compensation for any loss from the defaulting party.

The total consideration of the Proposed Acquisition will be financed from the Company's internal cash reserves. As of the Latest Practicable Date, the Company had no intention to conduct any equity fundraising in the future for the purpose of satisfying consideration of the Proposed Acquisition. As of the Latest Practicable Date, the Company did not make any capital commitment (whether actual or intentional) to Chinalco Shanghai.

As of the Latest Practicable Date, the Equity Transfer Agreement has been duly signed by Chinalco and the Company. As confirmed by Chinalco, the Equity Transfer Agreement needs not to be approved by any competent authority of Chinalco, whereas the Proposed Acquisition is still subject to the approval of the Independent Shareholders of the Company at the EGM.

3. Information on Chinalco Shanghai

Chinalco Shanghai was incorporated in April 2012 with registered address at Room A328, No. 551 West Gaoke Road, Pudong New Area, Shanghai. The principal businesses of Chinalco Shanghai include: domestic trade (except for special approval); import and export of cargo and technology; real estate development and operation; management of engineering projects; construction; sale of metal materials and relevant products; freight forwarding agency; warehousing (except for dangerous goods); commercial consultancy (except for brokerage); asset management; industrial investment; property management; exhibition service and others. Chinalco Shanghai holds two 5A office buildings in the business zone at the Shanghai Expo Park.

The property owned by Chinalco Shanghai, situated at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai, the PRC, is the main asset of Chinalco Shanghai. The property is proposed to be used as the southern headquarter of Chinalco. The property with a parcel of land comprises of two buildings, of which the north tower of which is 10-storey in height and the south tower is 15-storey in height. As of the Benchmark Date, the property has been close to completed and is at the inspection and acceptance stage. The land on which the property situated has a site area of 9,231.1 square metres. The property has a total gross floor area of approximately 68,611.6 square metres. The land of the property is held under the state-owned land use rights for a term up to 25 October 2061. As at the Benchmark Date, the property was solely owned by Chinalco Shanghai.

Set out below are the net profits of Chinalco Shanghai (before and after taxes and extraordinary items) for the financial years ended 31 December 2014 and 2015 pursuant to the financial reports prepared according to generally accepted accounting principles in the PRC by Chinalco Shanghai.

	The year ended 31 December 2015 (audited) *(RMB)*	**The year ended 31 December 2014 (audited)** *(RMB)*
Net profit before taxes and extraordinary items	13,766.57	-46,193.74
Net profit after taxes and extraordinary items	13,766.57	-46,193.74

Note: The reason for the significant difference in the net loss/proft of Chinalco Shanghai between the year 2014 and the year 2015 is that Chinalco Shanghai set up Shanghai Pengyanfei Aviation Services Company Limited (上海鵬雁飛航空服務有限公司), a subsidiary of the Chinalco Shanghai in 2014 thus incurred loss due to the start-up cost. In 2015, such subsidiary of Chinalco Shanghai began to operate and realized a profit. Shanghai Pengyanfei Aviation Services Company Limited is principally engaged in businesses in provision of ticketing agent services, international and domestic air freight agent services and warehousing, etc.

Upon completion of the Proposed Acquisition, Chinalco Shanghai will become a non-wholly owned subsidiary of the Company. The original cost of Chinalco Shanghai invested by Chinalco amounts to the capital contributions made by Chinalco since the establishment of Chinalco Shanghai. The Directors do not consider the original cost of Chinalco Shanghai to Chinalco directly relevant to the determination of the consideration of the Proposed Acquisition.

4. Information on Asset Appraisal Report and Property Valuation Report

GZL, as the PRC qualified valuer, was engaged by Chinalco to appraise the value of the equity interest in Chinalco Shanghai with reference to the relevant requirements of SUAEE. Based on the asset-based approach as at the Benchmark Date, the book value and the appraised value of total assets of Chinalco Shanghai amounted to RMB1,513,690.0 thousand and RMB4,068,358.3 thousand, respectively, representing an appreciation rate of 168.77%; the book value and the appraised value of total liabilities of Chinalco Shanghai amounted to RMB545,423.8 thousand and RMB545,423.8 thousand, respectively, representing an appreciation rate of 0%; the book value and the appraised value of the net assets in Chinalco Shanghai amounted to RMB968,266.2 thousand and RMB3,522,934.5 thousand, respectively, representing an appreciation rate of 263.84%.

The Company has engaged Shichengjiaye as an independent professional property valuer to appraise the property owned by Chinalco Shanghai at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai. Shichengjiaye confirms that it is a member of the China Institute of Real Estate Appraisers and Agents ("CIREA", 中國房地產估價師與房地產經紀人學會). Both of Mr. Liu Qiang (registration number of real estate appraiser: 3719980061) and Ms. Liu Fen (registration number of real estate appraiser: 1120140052), who are responsible for the property valuation in respect of Chinalco Shanghai, are members of CIREA and members of China Real Estate Valuers and Agents Association (中國土地估價師協會). Each of Mr. Liu and Ms. Liu has no less than 15 years and 7 years of evaluating experience in appraising the properties in the PRC, respectively. Shichengjiaye confirms the property valuation report has been prepared in compliance with Chapter 5 and Practice Note 12 of the Hong Kong Listing Rules. A summary of the property valuation report is set out in Appendix I to this circular. According to the property valuation report prepared by Shichengjiaye, the appraised value of the property owned by Chinalco Shanghai in

Shanghai is RMB4,039,598.9 thousand as at the Benchmark Date. The appraised value of the total equity interest in Chinalco Shanghai as of the Benchmark Date, which is set out in the asset appraisal report prepared by GZL is RMB3,522,934.5 thousand. The property valuation report prepared by GZL is prepared with reference to the total equity interest in Chinalco Shanghai which included the appraised value of the total liabilities of Chinalco Shanghai (in an amount of RMB545,423.8 thousand). The property valuation report prepared by Shichengjiaye was prepared with reference to the property owned by Chinalco Shanghai which does not include such liabilities in its valuation. Pursuant to the asset appraisal principles including Guidelines for State-owned Assets of Enterprises Appraisal Report (《企業國有資產評估報告指南》) and Asset Appraisal Principles – Real Estate (《資產評估準則－不動產》), GZL adopted the asset-based approach when preparing the asset appraisal report. Pursuant to relevant requirements under the Real Estate Appraisal Standard (《房地產估價規範》), the property which is property under development shall be appraised by way of hypothetical development method and/or cost approach. Further, since there are no properties under development in the market which are sufficiently comparable to the property of Chinalco Shanghai to be identified, Shichengjiaye considers the market approach to be inappropriate in the case of appraising the property of Chinalco Shanghai. Under the cost approach, the appraised value of the target property is arrived at mainly based on the costs having been invested during the development of the target property; whereas, under the hypothetical development method, the appraised value is arrived at based on the estimated market value of property after completion of development, deducting the anticipated normal developing cost, relevant tax and fee payment in the future. Taking into account (i) the main purpose of this property valuation is to provide the Company with sufficient analysis on the investment value of the property of Chinalco Shanghai, and the hypothetical development method better represents the investment value of the target, and (ii) the relatively fixed construction cost for real estate development but the short supply in the local real estate market of Shanghai and around, resulting that the housing price is significantly higher than the cost of development of real estate, Shichengjiaye therefore adopted both hypothetical development method and cost approach in appraising the property of Chinalco Shanghai, with the weight coefficient of 80% and 20%, respectively, which is in compliance with the Real Estate Appraisal Standard and the common practices in the real estate appraisal industry as confirmed by Shichengjiaye.

GZL and Shichengjiaye both confirm that the valuation methodologies adopted by them in the asset appraisal report and the property valuation report are in compliance with applicable laws, regulations and policies.

5. Reasons for and Benefits of the Proposed Acquisition

The acquisition of 60% equity interest in Chinalco Shanghai is in line with the strategic development plan of the Company and is beneficial for the Company to take the advantages of the functions of Shanghai as a financial centre, to enjoy the preferential policies of Shanghai Free Trade Zone and to accelerate the transformation of the Company's trade and logistics businesses with the help of the investment and development platforms in Shanghai. At the same time, through the acquisition of the equity interest in Chinalco Shanghai, the Company can get the control over the properties held by Chinalco Shanghai at the Shanghai Expo Park, which can be utilized as the Company's development base in Shanghai. Therefore, the Company proposes to acquire the 60% equity interest in Chinalco Shanghai.

The Directors (including the independent non-executive Directors) are of the view that the Proposed Acquisition is on normal commercial terms or better, is fair and reasonable and is in the interest of the Company and the Shareholders as a whole, but is not in the ordinary or usual course of business of the Group due to the nature of such transaction.

6. Implications under Hong Kong Listing Rules

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the Proposed Acquisition exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

Chinalco is the controlling shareholder of the Company and hence it is a connected person of the Company under the Hong Kong Listing Rules. As such, the Proposed Acquisition constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the Proposed Acquisition exceeds 5% but is less than 25%, the transaction is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Yu Dehui and Mr. Liu Caiming, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the Proposed Acquisition. Saved as disclosed above, none of the Directors has any material interest in the transaction and therefore none of the other Directors has abstained from voting on such Board resolution.

The Independent Board Committee has, in accordance with the Hong Kong Listing Rules, been formed to advise the Independent Shareholders in respect of the Proposed Acquisition. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholder on the same.

7. Information on the Parties

Information on the Company

The Company is a joint stock limited company established in the PRC, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively, while its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum alloy products; operating of coal and electricity businesses as well as trading and logistics of non-ferrous metal products.

Information on Chinalco

Chinalco is the controlling Shareholder of the Company and it directly and indirectly holds approximately 35.77% of the total issued share capital of the Company as at the Latest Practicable Date. Chinalco is a solely state-owned enterprise registered and incorporated in the PRC and the sponsoring shareholder of the Company. Chinalco is principally engaged in mineral resources development, smelting and processing of nonferrous metal, relevant trading and related engineering and technical services.

III. EGM

The notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 6 September 2016 (the "**Notice of EGM**"), has been despatched to the Shareholders on 22 July 2016.

Relevant reply slip and form of proxy to be used at the EGM have been despatched to Shareholders together with the Notice of EGM, and such notice, reply slip and form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). If you are eligible and intend to attend the EGM, you should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 16 August 2016. Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in the Notice of EGM shall complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

As at the Latest Practicable Date, Chinalco and its associates jointly hold 5,331,382,055 shares of the Company (of which, Chinalco directly holds 4,889,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares and 196,000,000 H shares of the Company in aggregate), representing approximately 35.77% of the total issued share capital of the Company, and will abstain from voting for approving the resolution in relation to the proposed acquisition of 60% equity interest in Chinalco Shanghai as described above. Save as mentioned above, to the knowledge, information and belief of the Directors, as at the Latest Practicable Date, none of other Shareholders of the Company is required to abstain from voting at the EGM in relation to the proposed resolutions set out in the Notice of EGM.

For details of other resolutions to be proposed at the EGM, eligibility for attending the EGM, registration procedure for attending the EGM, the closure of register of members as well as other relevant matters in respect of the EGM, please refer to the Notice of EGM and the circular of the Company dated 22 July 2016.

IV. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 12 to page 13 of this supplemental circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

Your attention is also drawn to the letter from VBG Capital set out on page 14 to page 25 of this supplemental circular which contains the advice to the Independent Board Committee and the Independent Shareholders.

The Directors (including independent non-executive Directors) consider that the proposed acquisition of 60% equity interest in Chinalco Shanghai from Chinalco has been negotiated on arm's length basis. The terms and details of the Proposed Acquisition contemplated under the Equity Transfer Agreement are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolution.

V. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhangkui
Company Secretary

* *For identification purpose only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

23 August 2016

To the Independent Shareholders

Dear Sirs or Madams,

DISCLOSEABLE AND CONNECTED TRANSATION PROPOSED ACQUISITION OF 60% EQUITY INTEREST IN CHINALCO SHANGHAI

We refer to the supplemental circular of the Company dated 23 August 2016 to the shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part. Terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the proposed acquisition of 60% equity interest in Chinalco Shanghai.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 14 to 25 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 11 of the Supplemental Circular and the additional information set out in the Appendices to the Supplemental Circular.

Having taken into account the details of the proposed acquisition of 60% equity interest in Chinalco Shanghai, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the proposed acquisition of 60% equity interest in Chinalco Shanghai is on normal commercial terms or better, is fair and reasonable and is in the interest of the Company and the Shareholders as a whole, but is not in the ordinary or usual course of business of the Group due to the nature of such transaction. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM approving the proposed acquisition of 60% equity interest in Chinalco Shanghai.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

23 August 2016

To: *The independent board committee and the independent shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION PROPOSED ACQUISITION OF 60% EQUITY INTEREST IN CHINALCO SHANGHAI FROM CHINALCO

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 23 August 2016 issued by the Company to the Shareholders (the "**Circular**"), of which this letter of advice forms part. Terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in this Circular unless the context requires otherwise.

On 11 July 2016, Chinalco quoted its 60% equity interest in Chinalco Shanghai at SUAEE for transfer by way of public tender. On 5 August 2016, the Company submitted the letter of intent in respect of the equity acquisition to SUAEE. Subsequently on 8 August 2016, the Company was affirmed as the acquirer of the equity interest in Chinalco Shanghai, with the final bidding price of RMB2,113,760,800. On even date, the Company (as purchaser) officially entered into the Equity Transfer Agreement with Chinalco (as vendor) in relation to the purchase of 60% equity interest in Chinalco Shanghai, subject to conditions precedent.

According to the Letter from the Board, the Proposed Acquisition constitutes a discloseable and connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Equity Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Proposed Acquisition at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Proposed Acquisition, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcements of the Company regarding the Proposed Acquisition and this Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of this Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Group in this Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in this Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in this Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this Circular or this Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of this Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs or future prospects of the Group, Chinalco, Chinalco Shanghai or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Proposed Acquisition. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

We have not made any independent evaluation or appraisal of the assets and liabilities of the Group or Chinalco Shanghai, and we have not been furnished with any such evaluation or appraisal, save and except for the asset appraisal report prepared by GZL (the "**Asset Appraisal Report**") and the property valuation report prepared by the Independent Property Valuer (the "**Property Valuation Report**") as set out in Appendix I to this circular, we have relied solely upon the Asset Appraisal Report and the Property Valuation Report for the appraised net asset value of Chinalco Shanghai and the appraised value of the property owned by Chinalco Shanghai as at the Benchmark Date respectively.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Proposed Acquisition, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the Proposed Acquisition

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC with limited liability, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively, and its ADSs are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and aluminium alloy products; operating of coal and electricity businesses as well as trading and logistics of non-ferrous metal products.

Set out below is a summary of the audited consolidated financial information of the Group for the two years ended 31 December 2015 and 2014 as extracted from the Company's annual report for the year ended 31 December 2015 (the "**2015 Annual Report**"):

	For the year ended 31 December 2015	**For the year ended 31 December 2014**
		(Restated)
	RMB'000	*RMB'000*
Revenue	123,445,872	141,999,830
Profit/(Loss) for year from continuing operations	423,713	(17,040,723)

	As at 31 December 2015	**As at 31 December 2014**
		(Restated)
	RMB'000	*RMB'000*
Total assets	189,269,251	192,843,607
Total liabilities	(138,971,815)	(153,189,761)
Net asset value	50,297,436	39,653,846
Cash and cash equivalents	20,753,136	16,268,600

As depicted by the above table, the Group's total revenue reduced from approximately RMB142.0 billion for the year ended 31 December 2014 to approximately RMB123.4 billion for the year ended 31 December 2015. According to the 2015 Annual Report, such reduction was mainly attributable to the decrease in selling price and sales volume of the Group's products during the year. Despite the reduction in revenue, the Group had been able to turnaround its loss making position in year 2015. As we noted from the 2015 Annual Report, the main contributors to the Group's profitability were (i) significant decreases in administrative expenses and impairment loss on property, plant and equipment of approximately RMB2,504 million and RMB5,670 million respectively; and (ii) a significant increase in other gains of approximately RMB4,667 million leveraging on the capital operation, introduction of strategic investors and revitalisation of stock assets carried out by the Group, for the year ended 31 December 2015 as compared to the prior year.

As at 31 December 2015, the Group's net asset value amounted to approximately RMB50.3 billion, representing an increase of approximately 26.8% as compared to the prior year. As at the same said date, the Group had cash and cash equivalents of approximately RMB20.8 billion, representing an increase of approximately 27.6% as compared to the prior year.

Information on Chinalco

As extracted from the Letter from the Board, Chinalco, the controlling and sponsoring shareholder of the Company, is a solely state-owned enterprise registered and incorporated under the laws of the PRC. Chinalco is primarily engaged in mineral resources development, smelting and processing of non-ferrous metal, relevant trading and related engineering and technical services.

Information on Chinalco Shanghai

As referred to in the Letter from the Board, Chinalco Shanghai was incorporated in April 2012. The principal businesses of Chinalco Shanghai include: domestic trade (except for special approval); import and export of cargo and technology; real estate development and operation; management of engineering projects; construction; sale of metal materials and relevant products; freight forwarding agency; warehousing (except for dangerous goods); commercial consultancy (except for brokerage); asset management; industrial investment; property management; exhibition service and others.

The property owned by Chinalco Shanghai (the "**Property**"), which is situated at No. 51 & 53, ChangQing North Road, Pudong New Area ("**PNA**"), Shanghai, the PRC, is the main asset of Chinalco Shanghai. The Property is proposed to be used as the Chinalco southern headquarter. The Property with a parcel of land comprises two buildings, the north tower of which is 10-storey in height and the south tower is 15-storey in height. As at the Benchmark Date, construction of the Property has almost been completed and is in the inspection and acceptance stage. The land on which the Property is situated has a site area of 9,231.1 square meters. The Property has a total gross floor area of approximately 68,611.6 square meters. The land of the Property is held under the state-owned land use rights for a term up to 25 October 2061. As at the Benchmark Date, the Property was solely owned by Chinalco Shanghai.

Set out below are the audited net profits of Chinalco Shanghai (before and after taxes and extraordinary items) for the two years ended 31 December 2015 and 2014 as extracted from the Letter from the Board:

	For the year ended 31 December 2015	**For the year ended 31 December 2014**
	RMB	*RMB*
Net profit/(loss) before taxes and extraordinary items	13,767	(46,194)
Net profit/(loss) after taxes and extraordinary items	13,767	(46,194)

As advised by the Directors, Chinalco Shanghai set up a subsidiary, which is principally engaged in businesses in provision of ticketing agent services, international and domestic air freight agent services and warehousing etc., in year 2014 and thus incurred loss due to the start-up cost. In year 2015, such subsidiary of Chinalco Shanghai began to operate and realised a profit. As at the Latest Practicable Date, save for the holding of the Property and the set up of a subsidiary which began to operate in year 2015 only, Chinalco Shanghai had not commenced other material business operations since the date of its incorporation.

Overview of the recent development of the Shanghai Pudong New Area

With reference to the Shanghai Pudong New Area Statistical Yearbook published in 2015 (being the latest statistical yearbook published on the website of the Pudong New Area Government at http://www.pudong.gov.cn), the economic development of PNA has been overall steady. In year 2014, the local added value in PNA reached approximately RMB711 billion, representing an increase of approximately 9.3% as compared to the prior year. The quality and efficiency of the economic development in PNA have been improving. The local fiscal revenue reached approximately RMB68.5 billion, representing an increase of approximately 12.1% as compared to the prior year. The total social investment on fixed assets reached the peak of approximately RMB176.6 billion with an increase of approximately 5.2%, which over-fulfilled the yearly target. The contract sum of foreign investment reached approximately US$14.3 billion, representing an increase of approximately 93.6% as compared to the prior year; whereas the registration capital of newly-found domestic enterprises reached approximately RMB606.2 billion, representing an increase of approximately 240% as compared to the prior year.

On the other hand, the industrial structure of PNA also continuously optimised. In year 2014, the added value of the tertiary industry reached approximately RMB476 billion, representing an increase of approximately 12.7% as compared to the prior year. Among the tertiary industry, modern service industry, such as the financial and information service industries, grew with faster speed; at the same time, newly emerging services, such as e-commerce and internet service, developed rapidly as well. The added value of the new strategic industry also grew by approximately 8.8% as compared to the prior year.

According to the Shanghai Pudong New Area Statistical Yearbook published in 2015, PNA has been successful in building up various core functions: As a finance centre, at the end of year 2014, the deposit and loan base of domestic banks situated within PNA grew by approximately 9.7% and that of foreign banks grew by approximately 4.7% as compared to the prior year. As a shipping centre, in year 2014, the cargo handling capacity and container handling capacity of PNA achieved an increase of approximately 4.3% and 5.8% respectively. As a trading hub, PNA's total sales of commodities and total import and export volume reached approximately RMB2,764 billion and US$267.9 billion respectively, representing an increase of approximately 15.0% and 7.3% respectively as compared to the prior year. Moreover, as at the end of year 2014, PNA had become the headquarter of 229 multinational corporations.

Reasons for the Proposed Acquisition

As referred to in the Letter from the Board, the Proposed Acquisition is in line with the strategic development plan of the Company and is beneficial for the Company to take the advantages of the functions of Shanghai as a financial center, to enjoy the preferential policies of Shanghai Free Trade Zone and to accelerate the transformation of the Company's trade and logistics businesses with the help of the investment and development platforms in Shanghai, the PRC. At the same time, through the acquisition of the equity interest in Chinalco Shanghai, the Company can get the control over the properties held by Chinalco Shanghai at the Shanghai Expo Park, PNA which can be utilised as the Company's development base in Shanghai. Therefore, the Company proposes to acquire the 60% equity interest in Chinalco Shanghai.

In light of (i) the favourable outlook of PNA as illustrated in the section headed "Overview of the recent development of the Shanghai Pudong New Area" of this letter of advice; and (ii) that the Proposed Acquisition could facilitate the strategic development plan of the Company and allow the Company to take the advantages of the functions of Shanghai as a financial center, thereby accelerating the transformation of the Company's trade and logistics businesses, we concur with the Directors that the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole although it is not conducted in the ordinary and usual course of business of the Group.

2. Principal terms of the Equity Transfer Agreement

A summary of the principal terms of the Equity Transfer Agreement is set out below:

Date:	8 August 2016
Parties:	Chinalco, as the vendor The Company, as the purchaser
Nature of transaction:	Chinalco has conditionally agreed to dispose of and the Company has conditionally agreed to acquire the 60% equity interest in Chinalco Shanghai
Consideration:	RMB2,113,760,800 (the "**Consideration**")

Payment: The Consideration shall be paid by the Company in cash in two instalments:

(1) First instalment: RMB634,128,240, representing 30% of the Consideration payable, shall be paid to SUAEE on the date of SUAEE's confirmation of the Company's acquirer qualification, which will be transferred to Chinalco directly as part of the Consideration upon effectiveness of the Equity Transfer Agreement.

(2) Second instalment: RMB1,479,632,560, representing 70% of the Consideration payable, shall be paid to Chinalco in lump sum within three business days from the next day upon effectiveness of the Equity Transfer Agreement.

The Consideration

As advised by the Directors, the Consideration is the initial bidding price of the Proposed Acquisition and was determined with reference to the relevant requirements of SUAEE and the appraised net asset value of 60% equity interest in Chinalco Shanghai as at the Benchmark Date as set out in the Asset Appraisal Report.

In this relation, we noted from the Asset Appraisal Report that the appraised total net asset value of Chinalco Shanghai as at the Benchmark Date was approximately RMB3,522,934,500 (the "**Appraised NAV**"). Accordingly, the appraised net asset value of 60% equity interest in Chinalco Shanghai as at the Benchmark Date was approximately RMB RMB2,113,760,800, being the amount of the Consideration.

We noted that there is significant difference between the book value as at the Benchmark Date (being RMB968,266,200) of the net assets of Chinalco Shanghai and the Appraised NAV. According to the Directors, the real estate market in Shanghai has grown rapidly under the influence of economic prosperity and the growth in population in and around Shanghai, resulting in the increase of the housing prices in Shanghai. From our independent research over the website of the National Bureau Statistics of China at http://www.stats.gov.cn/, we noted that the housing prices in Shanghai have been demonstrating an overall growing trend in the past few years. Considering Chinalco Shanghai's assets consist mainly of the Property which is situated in Shanghai, we concur with the Directors that the aforesaid difference is justifiable.

(i) The trading multiples and dividend yield analyses

We have endeavoured to use some commonly adopted methods, i.e. the trading multiples (the price to book and price to earnings ratios) and dividend yield analyses, to assess the fairness and reasonableness of the Consideration. Nevertheless, as Chinalco Shanghai has not commenced other material business operations since the date of its incorporation save for the

holding of the Property and the set up of a subsidiary which began to operate in year 2015 only, to the best of our knowledge and as far as we are aware of, we could not identify other comparable listed companies with similar scope and scale of business operations as Chinalco Shanghai. Moreover, we consider that the existing profit and loss position of Chinalco Shanghai may not reflect its future profitability reliably. Therefore, the price multiples analysis is rather impracticable.

As for the dividend yield analysis, since Chinalco Shanghai had not declared any dividend to its shareholders during the year ended 31 December 2015, there is no basis to assess the Consideration based on the historical dividend yield of Chinalco Shanghai. Thus, the dividend yield analysis would also be impracticable.

(ii) The Asset Appraisal Report

We have reviewed the Asset Appraisal Report and enquired into GZL regarding the methodology adopted for and the basis and assumptions used in arriving at the Appraised NAV. We understand from GZL that they have considered choosing the market approach, income approach or cost based approach. Market approach is a valuation method which determines the prices of assets by comparing such assets with comparable assets transacted in the market, whereby those comparable assets transactions are adjusted individually in terms of the price difference by focusing on factors affecting their respective values. Given that GZL were unable to identify sufficient comparable property under development in the market, they consider the market approach to be inappropriate in the case of the Appraised NAV.

Income approach is a valuation method which discounts the expected future revenue of the assets into present value with specific discount rates for the purpose of determining their values. The inherit value of the assets, which means their future profitability is the basis of the income approach. However, as explained by GZL, since they are of the view that it would be difficult to estimate a reliable future income stream for Chinalco Shanghai as it has not commenced material business operations at present, the income approach was not chosen.

Lastly, cost based approach is a valuation method which determines the values of assets based on the costs which have been invested during the development process. GZL consider the cost based approach to be the most appropriate method for the purpose of the Appraised NAV as comprehensive information and financials regarding Chinalco Shanghai are available.

For our due diligence purpose, we have reviewed and enquired into (i) GZL's qualification in relation to the preparation of the Asset Appraisal Report; and (ii) the steps and due diligence measures taken by GZL for conducting the Appraised NAV. From the information (such as company brochure) provided by GZL, we are satisfied with the qualification of GZL for preparation of the Asset Appraisal Report. In addition, during our discussion with GZL regarding the basis and assumptions of the Appraised NAV, we have not found any material facts which may lead us to doubt the principal basis and assumptions adopted for or the information used in the Appraised NAV.

(iii) The Property Valuation Report

In addition to the Asset Appraisal Report, we have reviewed the Property Valuation Report and enquired into the Independent Property Valuer regarding the methodology adopted for and the basis and assumptions used in arriving at the appraised value of the Property owned by Chinalco Shanghai (the "**Appraised Property Value**"). We understand from the Independent Property Valuer that they have considered choosing the market approach, income approach, cost based approach or hypothetical development approach. In this respect, we noted that the Independent Property Valuer share basically the same view as GZL and consider both the market and income approaches have shortcomings and thus are not suitable for the Appraised Property Value.

The Independent Property Valuer consider the cost approach to be the appropriate method for the Appraised Property Value as the Property comprises separate buildings which have almost completed construction and are in the inspection and acceptance stage, and this is in line with the applicable requirements under the cost approach.

As further advised by the Independent Property Valuer, under the hypothetical development approach, the appraised value is arrived at based on the estimated market value of property after completion of development, deducting the anticipated normal developing cost, relevant tax and fee payment in the future. In light of that (i) the main purpose of the Appraised Property Value is to provide the Company with sufficient analysis on the investment value of the Property, and the hypothetical development approach could better represent the investment value of the Property; and (ii) the construction cost for real estate development is relatively fixed but the shortage of supply in the local real estate market of Shanghai and around has resulted in the housing price being significantly higher than the cost of development of real estate, the Independent Property Valuer have adopted both the cost approach and the hypothetical development approach for the Appraised Property Value, with the weight coefficient of 20% and 80%, respectively, which is in compliance with the Real Estate Appraisal Standard (《房地產估價規範》) and the common practices in the real estate appraisal industry.

For our due diligence purpose, we have reviewed and enquired into (i) the Independent Property Valuer's qualification in relation to the preparation of the Property Valuation Report; and (ii) the steps and due diligence measures taken by the Independent Property Valuer for conducting the Appraised Property Valuation. From the information (such as company brochure) provided by the Independent Property Valuer, we are satisfied with the qualification of the Independent Property Valuer for preparation of the Property Valuation Report. In addition, during our discussion with the Independent Property Valuer regarding the basis and assumptions of the Appraised Property Value, we have not found any material facts which may lead us to doubt the principal basis and assumptions adopted for or the information used in the Appraised Property Value.

(iv) Comparison between the Appraised NAV and Appraised Property Value

As aforementioned, the Appraised NAV was approximately RMB3,522,934,500. The Asset Appraisal Report was prepared by GZL with reference to the total equity interest in Chinalco Shanghai which included the appraised value of the total liabilities of Chinalco Shanghai (in an amount of approximately RMB545,423,800). On the other hand, the Property Valuation Report prepared by the Independent Property Valuer was prepared with reference to the Property owned by Chinalco Shanghai which does not include the liabilities. Pursuant to the asset appraisal principles including the Guidelines for State-owned Assets of Enterprises Appraisal Report (《企業國有資產評估報告指南》) and Asset Appraisal Principles – Real Estate (《資產評估準則 – 不動產》) and having also considered the shortcomings of both the market and income approaches as illustrated under the sub-section headed "The Asset Appraisal Report" of this letter of advice, GZL adopted the asset based approach. Pursuant to the relevant requirements under the Real Estate Appraisal Standard (《房地產估價規範》), the Property which is property under development shall be appraised by way of cost approach and/or hypothetical development approach by the Independent Property Valuer. GZL and the Independent Property Valuer both confirm that the valuation methodologies adopted by them in the Asset Appraisal Report and the Property Valuation Report (as the case may be) are in compliance with applicable laws, regulations and policies.

3. Possible financial effects of the Proposed Acquisition

As confirmed by the Directors, upon completion of the Proposed Acquisition, Chinalco Shanghai will become a non-wholly owned subsidiary of the Company.

With reference to the 2015 Annual Report, the Group's net asset value and cash and cash equivalent amounted to approximately RMB50.3 billion and RMB20.8 billion respectively as at 31 December 2015. Taking into account that the Consideration represents 60% equity interest in Chinalco Shanghai as at the Benchmark Date, the Directors expected that the Proposed Acquisition would not have material impact on the net asset position of the Group. As further advised by the Directors, it is the intention of the Company to settle the Consideration by the Company's internal cash reserves, and as at the Latest Practicable Date, the Company had no intention to conduct any equity fund raising activity in the future for the purpose of satisfying the Consideration and the Company did not make any capital commitment (whether actual or intentional) to Chinalco Shanghai.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon completion of the Proposed Acquisition.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Equity Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Proposed Acquisition and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Director

The following is the text of a letter and a valuation certificate prepared for the purpose of incorporation in this Circular received from Beijing Shichengjiaye Integrated Real Estate Agency, an independent property valuer, in connection with its opinion of market value of the property located in China held by Chinalco (Shanghai) Co., Ltd. as at 31 May 2016.*

Dear Sirs,

Upon entrustment, we have evaluated the investment value of the construction in progress and the state-owned land use rights (hereafter referred to as "**Subject Properties**") of Chinalco Southern Headquarter Project located at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai.

Valuation purpose

To offer investment value analysis in respect of the Subject Properties to be acquired by the client.

Date of value

31 May 2016

Type of value

Investment value

Valuation Method

Hypothetical development method, cost approach

Valuation Basis and Assumptions

I. VALUATION ASSUMPTIONS

(I) General Assumptions

1. The client has provided us with the State-owned Construction Land Use Right Grant Contract, the Planning Permit for Construction Land, the Shanghai Real Estate Ownership Certificate, the Planning Permit for Construction Project, the Commencement Permit for Construction Project, the Notice on Compilation (Modification) of Doorplate of Gate, Lane (building) and the Basic Information on Properties of Chinalco Southern Headquarter Project in respect of the Subject Properties. As we have not verified such documents with relevant authorities and have no reason to doubt their legitimacy, truthfulness, accuracy and completeness, such documents are assumed to be legitimate, true, accurate and complete.

2. The Certified Real Estate Valuers have paid attention to the material factors affecting the value of the Subject Properties such as building safety and environmental pollution and have no reason to doubt if there is any potential safety hazard in the Subject Properties. As such, the Subject Properties which have not been evaluated and examined by any professional institution are assumed to be in normal and safe conditions for use.

3. The Certified Real Estate Valuers have not performed professional surveying of the GFA of the properties. After field survey and observation, the GFA of the Subject Properties is assumed to be roughly equivalent to that recorded in the State-owned Construction Land Use Right Grant Contract, the Planning Permit for Construction Land, the Shanghai Real Estate Ownership Certificate, the Planning Permit for Construction Project and the Commencement Permit for Construction Project.

4. The Subject Properties are presumed to have access to the public areas and the right to use common facilities such as water and electricity.

5. At the request of the client, the Subject Properties are assumed to be able to pass completion acceptance and obtain new real estate ownership certificate for the purpose of this valuation. The land area, GFA, structures, usage and other information set out in the State-owned Construction Land Use Right Grant Contract, the Planning Permit for Construction Land, the Shanghai Real Estate Ownership Certificate, the Planning Permit for Construction Project, the Commencement Permit for Construction Project and the Basic Information on Properties of Chinalco Southern Headquarter Project combined serve as a premise of our valuation and we take no responsibility for such premise. In the case of any discrepancy between the aforementioned information and the corresponding information contained in the new real estate right certificate, re-valuation will be needed and the appraisal results may differ.

(II) Assumptions of Undecided Matters

None.

(III) Assumption on Deviation from the Facts

As at the date of value, relevant real estate surveying and mapping had not been completed. Therefore, we conducted the valuation based on the planning data and the Basic Information on Properties of Chinalco Southern Headquarter Project, and as requested by the client, taking no account of the possibility that the actual GFA to be measured upon completion of the project may differ from the planned figure and incur additional land premium. As our valuation conclusions are made assuming there will be no incurrence of additional land premium, such conclusions shall be subject to adjustments in the case of any such incurrence and we assume no legal responsibility for such assumption.

(IV) Assumptions on Discrepancies

Given the difference between the date of value for this valuation (31 May 2016) and the date of completion of field survey (25 July 2016) and pursuant to the Commitment of the Property Owner, the conditions of the Subject Properties at the date of value are assumed to be no different from their conditions as at the date of completion of field survey in this valuation.

As at the date of value, the area in which the Subject Properties are situated were still under construction. At the request of the client, the area in which the Subject Properties are situated is assumed to have reached the planned future conditions as of now for the purpose of this valuation. Accordingly, the valuation conclusions shall be subject to adjustments in the case of any change of the assumption and we assume no responsibility for such assumption.

(V) Assumptions on Insufficient Basis

None.

II. RESTRICTIVE CONDITIONS OF THE VALUATION

1. This valuation report only serves as a reference for the client to understand the value of the Subject Properties at specified conditions and for no other purpose.

2. This valuation report shall be valid for one year from the date of its issue. However, if the quality and price standards of the Subject Properties change during the valid term of this report after the date of value with a noticeable impact on the value of the Subject Properties, the conclusions of this report shall be unfit for direct use; re-valuation shall become necessary when the one-year term expires.

3. This valuation report shall be used by the client only and is not allowed to be circulated to any entity or person other than the client and the authority responsible for reviewing the report without our consent; all or part of the contents or any reference material in this report is not allowed to be quoted in any published document, announcement or statement, nor published by any other means.

4. This report shall be interpreted by Beijing Shichengjiaye Integrated Real Estate Agency.

5. This report shall not be used until our official seal and the signatures of the Certified Real Estate Valuers are affixed thereto. We only take responsibility for the original copy of this report and do not recognize and assume any responsibility for any form of copies thereof.

6. The report was generated in Chinese version and English version. If there is any discrepancy between these two versions, please align to the Chinese version.

Valuation Basis

(I) The laws, regulations and policy documents as the basis of this valuation

1. Land Administration Law of the PRC;

2. Urban Real Estate Administration Law of the PRC;

3. Implementation Regulations on the Land Administration Law of the PRC;

4. Provisional Regulations of the PRC on the Grant and Transfer of Urban State-owned Land Use Rights;

5. Property Law of the PRC;

6. Other laws and policy documents, etc.

   (1) Notice on Issue of the Update Results of 2013 Benchmark Land Premium in Shanghai (Hu Gui Tu Zi Di (2014) No. 1)

(II) Technical Standards Adopted for This Valuation

1. Code for Real Estate Valuation (National Standard GB/T 50291-2015)

2. Standard for Basic Terminology of Real Estate Valuation (GB/T 50899-2013)

3. Regulations for Valuation on Urban Land (National Standard GB/T 18508-2014)

Valuation Method

Under the Code for Real Estate Valuation (GB/T 50291-2015), the generally accepted valuation methods include market comparison approach, income method, cost method and hypothetical development method, etc.:

Definition of valuation method and reason for selection				
Valuation Method	**Comparison Method**	**Income Method**	**Cost Method**	**Hypothetical Development Method**
Definition of valuation method	Under this method, an objective and reasonable price or value of the Subject Properties is arrived by comparing the Subject Properties with the similar properties transacted around the date of value and making appropriate adjustments to the known prices of such similar properties.	Under this method, an objective market price of the Subject Properties is arrived at by converting the expected net income of the Subject Properties within the future periods to the sum of the present value as at the date at appropriate capitalization rate.	Under this method, an objective and reasonable value is arrived at based on replacement price of the Subject Properties as at the date of value less the depreciation.	Under this method, an objective and reasonable price or value of the Subject Properties is arrived at through estimating the value of the Subject Properties upon completion of development and deducting the anticipated normal developing cost, tax payment and profits in the future.
Select or not	No	No	Yes	Yes
Reasons	The Subject Properties are still under construction, with poor substitutability. It is difficult to identify transactions of properties with the same purpose within the area. Therefore, this method was not selected.	The Subject Properties are still under construction, with poor substitutability. Meanwhile, it has yet reached the stage of completion acceptance, which made it difficult to quantify the income. Therefore, this method was not selected.	As the Subject Properties are separate buildings under construction, it is in line with the applicable requirements under the cost method.	The Subject Properties are construction in progress and have no comparable properties in the market. However, the cost of follow-up construction could be derived from the construction cost information while the planning for the Subject Properties is specific and its value could be determined with reference to similar properties in the market upon completion. Therefore, this method could be adopted.

Source of Information

We have relied to a very considerable extent on the information given by the Company and the opinion of the PRC legal adviser as to PRC laws. We have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, identification of Properties, completion dates of building, particulars of occupancy, site and floor areas and all other relevant matters.

Dimension, measurements and areas included in this valuation report are based on the information provided to us and are therefore only approximation. We have no reason to doubt the truth and accuracy of the information provided to us by the Company which is material to the valuation. We were also advised that no material facts have been omitted from the information supplied.

Title Investigation

We would point out that the copies of documents provided to us are mainly compiled in Chinese characters and the transliteration into English represents our understanding of the contents. We would therefore advise the Company to make reference to the original Chinese edition of the documents and consult your legal adviser regarding the legality and interpretation of these documents.

Site Inspection

Our valuer from Beijing Shichengjiaye Integrated Real Estate Agency, Mr. Liu Qiang (15 years' experience in the valuation of properties in the PRC) of Shenzhen office has inspected the exterior and, wherever possible, the interior of the Properties in July 2016. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not be able to report that the Properties are free of rot, infestation or any other structural defects; no tests were carried out to any of the buildings or facilities. We will not be able to carry out detailed on-site measurements to verify the site and floor areas of the Properties and we will assume in our valuation that the site and floor areas shown on the copies of documents handed to us are correct.

Currency

Unless otherwise stated, all sums stated in our valuation are in Renminbi, the official currency of the PRC. We attach herewith a summary of valuations and valuation certificates.

Summary of Valuations

The total price of the real estate located at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai amounted to RMB4,039,598,900.

Valuation certificate

Pursuant to the State-Owned Construction Land Use Rights Grant Contract, the Planning Permit for Construction Land, the Shanghai Real Estate Ownership Certificate, Planning Permit for Construction Project, the Commencement Permit for Construction Project, the Notice on Compilation (Modification) of Doorplate of Gate, Lane (building) and the Basic Information on Properties of Chinalco Southern Headquarter Project provided by the client, the basic information on the Subject Properties is as follows:

Name	The construction in progress and the state-owned land use rights of the Chinalco Southern Headquarter project located at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai	
Location	No. 51 and 53, Changqing North Road, Pudong New Area, Shanghai	
Scope	The valuation scope comprises buildings with GFA of 68,611.60 square meters and the 9,231.10 square meters of lands with state-owned lands use rights, excluding movable property, claims and debt, franchising and other properties or interests.	
Scale	GFA	68,611.60 square meters
	Area with state-owned land use rights	9,231.10 square meters
Purpose	Commercial, office, underground office, underground parking space	
Ownership	Owner of buildings	Chinalco (Shanghai) Co., Ltd.*
	Owner of the state-owned land use rights	Chinalco (Shanghai) Co., Ltd.*
	Nature of land use right	State-owned land use right
	Type of land use right	Grant
	Co-ownership	Solely owned

(III) Basic information on the land

The land registration information of construction in progress and state-owned land use rights of Chalco South Headquarter Project located at No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai consists of the Shanghai Real Estate Ownership Certificate [Hu Fang Di Pu Zi (2012) No. 050387] and [Hu Fang Di Pu Zi (2012) No. 050389], with land use right of 9,231.10 square meters. The land registration information and other basic information are set out in the following table:

Item	Shanghai Real Estate Ownership Certificate [Hu Fang Di Pu Zi (2012) No. 050387]	Shanghai Real Estate Ownership Certificate [Hu Fang Di Pu Zi (2012) No. 050389]
Registration date	11 October 2012	
Land location	Chalco South Headquarter Project, No. 51 and 53, Changqing North Road, Pudong New Area, Shanghai	
Land owner	The state	
Owner of the state-owned land use right	Chinalco (Shanghai) Co., Ltd.*	
Nature of land use right	State-owned land use right	
Type of land use right	Grant	
Co-ownership	Solely owned	
Land type (purpose)	Commercial and office	
Termination date	From 26 October 2011 to 25 October 2061	
Remaining term of land use right as at the date of value	45.4 years	
Plot ratio	3.50	5.00
Building density	35%	38.3%
Aboveground GFA	13,303.6 m^2	28,119 m^2
Underground GFA shared	27,189 m^2	
Site area of land use right	3,715.2m^2	5,515.9 m^2
Land lot number	Lot 66/27, No. 503 Block, Shanggangxincun Street, Pudong New Area	Lot 66/28, No. 503 Block, Shanggangxincun Street, Pudong New Area
Shape of land parcel	Irregular polygon	
Terrain,topography and soil	Flat topography with sound soil base	
Boundaries of the land parcel	Shibo Avenue on the north, Bocheng Road on the south, Shangfei on the east and Guoxin and World Expo Bureau on the west.	
The development status of land	The land comprises flat land with utilities and infrastructure supplies including roads, electricity, telecommunications, heat, coal gas, water and drainage.	

(a) Details of development potential, whether the building plan has been approved or whether a letter of consent to the plan has been obtained, and any conditions attached to such approval:

The Subject Properties are located in the Expo Park area which, according to the government's planning, is to be built into a multi-functional and unique world-class landmark with agreeable environment and convenient traffic integrating museum and expo, culture creativity, business headquarters, high-end exhibition, tourism, recreation, ecological residence and other functions. The Bund Starting Zone is situated to the west of Lupu Bridge and serves as a part of the Bund Development Zone. To the east of it is Changqing North Road; to the south of it is Xueye Second Road; to the west of it are Shanggang Road and Tangzijing Road; to the north of it is Expo Avenue. According to public announcement, the Bund area in the former World Expo site will be built into a well-known hub of enterprise headquarters featuring natural ecology and integrating business, recreation, etc.

(b) Any material restrictions imposed on the development plan, including the building covenant and the time limit on completing the development plan:

According to the Planning Permit for Construction Project and the Decision on Finalizing "the Design Plan for Construction Project" of the Chinalco Southern Headquarter Project, [Hu Gui Tu Zi Gui Xu Fang (2012) No. 75], the subject buildings are located at Chalco South Headquarter Project, No. 51 and 53, Changqing North Road, Pudong New Area, Shanghai. The project consists of two buildings, with a GFA of 68,611.60 m^2.

No. 51 of Changqing North Road (the south building) comprises 15 floors above ground and 3 floors under ground, with an aboveground GFA of 28,119 m^2. From perspective of functions, the first floor is partly used for commercial purpose and the second to fifteenth floors are office building. The building is 70 meters high and is equipped with 6 elevators including 4 passenger elevators and 2 cargo elevators. With steel-concrete structure, it is equipped with central air conditioning system, fire-fighting system and reclaimed wastewater treatment system. For details, please refer to the main devices list of Chalco South Headquarter Project. As at the date of value, the construction of the Subject Properties has been completed for acceptance with the newness rate of 100%.

No. 53 of Changqing North Road (the north building) comprises 10 floors above ground and 3 floors under ground, with an aboveground GFA of 13,303.6 m^2. From the perspective of functions, the first to tenth floors above ground are office building. The building is 50 meters high and is equipped with 4 elevators including 3 passenger elevators and 1 cargo elevators. With steel-concrete structure, it is equipped with central air conditioning system, fire-fighting system and reclaimed wastewater treatment system. For details, please refer to the main devices list of Chalco South Headquarter Project. As at the date of value, the construction of the Subject Properties has been completed for acceptance with the newness rate of 100%.

For the underground portion shared by No. 51 of Changqing North Road (the south building) and No. 53 of Changqing North Road (the north building): Basement level 1 is used for commercial and office purpose, and the second to third floors are used for parking space and air-defense purpose. It is steel-concrete structure with the underground GFA of 27,189 m^2.

The GFAs of Subject Properties by purpose and by floor are as follows:

Scale	Location	Purpose	GFA (m^2)	Floor
	No. 51, Changqing North Road (the south building), above ground	Commercial	1,022	1
		Office	26,510.4	1–15
		Roofing equipment floor and others	586.6	Floor 1–15 and roofing floor
		Total	28,119	–
	No. 53, Changqing North Road (the north building), above ground	Office	12,986.2	1–10
		Roofing equipment floor and others	317.4	Floor 1–10 and roofing floor
		Total	13,303.6	–
	Underground portion shared by the south building and the north building	Underground commercial area	2,598	Basement level 1
		Underground office	6,632	Basement level 1
		Underground parking space	14,543	Basement level 2 and level 3
		Underground air-defense and parking space	3,416	Basement level 3
		Total	27,189	–

(c) Current development stage:

As at the date of value, Subject Properties are in the process of completion acceptance and have yet to obtain the completion acceptance certificate.

(d) Estimated completion date:

December 2016

(e) The estimated cost for implementing the development plan (if the development plan has been partially implemented) or the estimated cost for completing the development plan:

The estimated cost for completing the development plan is RMB317,361.1 thousand, which consists of construction costs for completed works of RMB286,991.1 thousand which have not been paid and construction costs for uncompleted works of RMB30,370 thousand.

(f) The value of such properties under the current conditions projected on the date of value:

The properties located at No. 51 and 53, Changqing North Road, Pudong New Area, Shanghai has a total value of RMB4,039,598,900.

(g) Estimated value after completion:

The Subject Properties will has a total value of RMB4,991,025,400 upon completion of development.

(h) Any arrangements for disposal and/or lease of such properties as at the date of value:

There are no arrangements for disposal of such properties as at the date of value and part of the commercial area on Floor 1 is proposed to be leased to a bank.

(i) the construction costs paid as of the date of value:

The construction costs incurred as of 31 May 2016 totaled RMB1,201,327,100.

Using the hypothetical development method to estimate the value of the Subject Properties

1. The real estate value upon completion of development

As the Subject Properties have multiple usages, the real estate value after completion of development has a variety of components. Accordingly, the real estate value of the Subject Properties after completion of development shall be determined by adding the real estate values of different parts by usage.

The real estate value of the Subject Properties after completion of development = real estate value of aboveground commercial part + real estate value of aboveground office part + real estate value of underground commercial part + real estate value of underground office part + real estate value of underground parking space

(1) Estimating the real estate value of aboveground commercial part of the Subject Properties

The market comparison method is a method to determine the value of the Subject Properties with reference to the transaction prices of similar properties; More specifically, this method is to select a certain amount of similar properties that have been traded and meet certain condition, compare them with the Subject Properties, and then make proper adjustments to their transaction prices to arrive at the value of the Subject Properties. The calculation formula is as below:

Price of the Subject Properties = price of comparable properties × (transaction index of the Subject Properties/transaction index of comparable properties) × (real estate price index of the Subject Properties on the date of value/real estate price index of comparable properties on the date of value) × …… × (equity conditions index of the Subject Properties/equity conditions index of comparable properties) × (regional factors and conditions index of the Subject Properties/regional factors and conditions index of comparable properties) × (physical conditions index of the Subject Properties/physical conditions index of comparable properties)

(2) ***Select comparable cases.***

According to the substitution principle, three recent transaction cases of properties with the same usage in the same circle of supply and demand will be selected for comparison to determine the target real estate value. Principle of case selection:

① belong to the same circle of supply and demand as the Subject Properties. The Subject Properties are construction in progress and have no comparable properties in the market. However, the cost of follow-up construction could be derived from the construction cost information while the planning for the Subject Properties is specific and its value could be determined with reference to similar properties in the market upon completion. Therefore, hypothetical development method could be adopted

② carry the same usage as the Subject Properties

③ the time interval between the transaction date and the date of value shall be short and not more than one year

④ the transaction cases must be normal or can be corrected to be normal

(3) ***Table of factors affecting the real estate price***

The factors used for comparison shall be those affecting the price difference between the Subject Properties and the comparable cases. After analysis of the respective characteristics of the Subject Properties and three comparable cases, an array of factors including

transaction date, transaction conditions, regional factors and individual factors are chosen for comparison in respect of this valuation, the details of which are as follows:

Table of explanations on comparison factors

Table of explanations on factors of real estate conditions						
Conditions of the real estates			**Subject Properties**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Unit price				**120,000**	**148,444**	**137,931**
Condition of the transaction		Whether it constitutes a transaction between the interested parities	No	No	No	No
		Whether it constitutes a transaction of imminent disposal or acquisition	No	No	No	No
		Whether it constitutes a transaction affected by claims and debt	No	No	No	No
		Whether the parties or any one of them have little understandings of the market	No	No	No	No
		Whether there is any special purpose or preference (i.e. environment or landscape)	No	No	No	No
		Whether it constitutes a consolidation transaction with the adjacent real estates	No	No	No	No
		Methods of transaction	Open Transaction	Open Transaction	Open Transaction	Open Transaction
Condition of market		Date of transaction	May 2016	May 2016	May 2016	May 2016
Factor of location of the district	Location	Azimuth	Chinalco Southern Headquarter, No. 51 & 53, ChangQing North Road, Pudong New Area, Shanghai, Along Shi BoGuan Road to the east, Along Chang Qing North Road to the west; Along Bo Cheng Road to the south; Along Shi Bo Avenue to the north;	Entrance of Subway in Cao Yang Road; Along Xi TuCheng Road to the east, Along Luo Zhuang East Road to the west; Along Ji MenLi North Road to the south, Along Zhi Chun Road to the north;	Jin Tian Di International Mansion, No. 8 Hui Ji Road, Huang Pu District; Along Renmin Road to the east, Along Tong Kang Lane to the west, Along Hui JiRoad to the south, Along Yu Kang Lane to the north;	Yong Hong Road of Shen Bing South Road; Along Shen Chang Road to the east; Along Shen Bing South Road to the west; Along Yong Hong Road to the south; Along Shao Hong Road to the north;

Table of explanations on factors of real estate conditions						
Conditions of the real estates			**Subject Properties**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
		Distance	Approx. 200m from Shi Bo Avenue Station of No. 23 Subway; Approx. 900m from China Art Museum Station of No. 6 Subway; Approx. 3km from Internal ring elevated Road;	Approx. 200m from Feng Qiao Station of No. 11 Subway, Approx. 700m from Internal ring elevated bridge;	Approx. 450m from Lao XiMen Station of No. 8 Subway; Approx. 2.8km from Nanpu Bridge;	Approx. 1.2km from Xu Jing East Station of No. 2 Subway; Approx.1km from Shanghai HongQiao Station;
		Prosperity of business	Located at the business district of the World Expo Shanghai, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located at Hong Qiao Business Zone, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located a Business Area of Ren Min Square, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located at Hong Qiao Business Zone, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;
		Storey	1	1	1	1
		Road connections	Along Street	Along Street	Along Street	Along Street
	Traffic	Exit and entrance	Convenient	Convenient	Convenient	Convenient
		Class and level of roads	Along main road	Along branch road	Along alley/lane	Along branch road
		Bus lines	Approx. 200m from Shi Bo Avenue Station of No. 23 Subway; Approx. 900m from China Art Museum Station of No. 6 Subway;	Approx. 200m from Feng Qiao Station of No. 11 Subway, Approx. 700m from Internal ring elevated bridge;	Approx. 450m from Lao Xi Men Station of No. 8 Subway; Approx. 2.8km from Nanpu Bridge;	Approx. 1.2km from Xu Jing East Station of No. 2 Subway; Approx.1km from Shanghai HongQiao Station;
		Traffic control	Nil	Nil	Nil	Nil
		Tariffs of traffic	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;
		Parking Convenience	Convenient	Convenient	Convenient	Convenient
	External facilities	Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	Sound	Sound	Sound	Sound

Table of explanations on factors of real estate conditions						
Conditions of the real estates			**Subject Properties**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
	Environment landscape	Natural environment	Good	Good	Good	Good
		Natural landscape	Ordinary	Ordinary	Ordinary	Ordinary
		Cultural environment	Excellent	Excellent	Excellent	Excellent
		Usage of adjacent real estates	Education	Residence	Education	Office
Physical factors	Land	Shape	Neat	Neat	Neat	Neat
		Topography	Level	Level	Level	Level
		Foundation	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity
		Soil	Pollution-free	Pollution-free	Pollution-free	Pollution-free
		Development	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
	Building	Reputation or image (recognition)	Fairly renown	Fairly renown	Fairly renown	Fairly renown
		Type of building	Reinforced concrete	Reinforced concrete	Reinforced concrete	Reinforced concrete
		Elevators	Several well-known branded elevators	Several well-known branded elevators	Several well-known branded elevators	Several well-known branded elevators
		Corridor	Yes	Yes	Yes	Yes
		Layout inside	Fairly open	Fairly open	Open	Fairly open
		Equipment or system within the building	Convenient	Convenient	Convenient	Convenient
		Level of property management	High-level daily management and services	High-level daily management and services	High-level daily management and services	High-level daily management and services
		Type of tenants	High-level	High-level	High-level	High-level
		Storey height	Approx. 3m	Approx. 3m	Approx. 3m	Approx. 3m
		Date of completion	2009	2004	2005	2004
		Maintenance and damage levels	Good	Good	Good	Good
		Decorations	Interior decoration for public area, without decoration within area of ownership;	Interior decoration for public area, general decorating within area of ownership;	Interior decoration for public area, without decoration within area of ownership;	Interior decoration for public area, without decoration within area of ownership;

Table of explanations on factors of real estate conditions					
Conditions of the real estates		**Subject Properties**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Condition of interests	Nature of interests	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights
	Proposed usage	Commercial	Commercial	Commercial	Commercial
	Jointly/solely owned	Solely owned	Solely owned	Solely owned	Solely owned
	Easement/mortgage	Not-established	Not-established	Not-established	Not-established
	Whether it is illegally occupied or temporarily used	No	No	No	No
	Whether it is subject to seal up, property preservation or other limitations	No	No	No	No
	Whether fail to fulfil the condition of legal transfer	Yes	No	Yes	No
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	Yes	No	Yes	No
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	No	No	No	No
	Whether there is any dispute concerning ownership	No	No	No	No

(4) Preparation of table of comparison factors and adjusted coefficient table of comparison factors

The table of comparison factors is prepared by analysis of the project valued and comparable cases and comparison of the actual situations of the project valued and comparable cases using comparison factors. Comparison factor index is determined as follows:

A. Date of transaction: The date of value was close to the transaction dates of comparable cases and the prices of similar properties were relatively stable and without any material fluctuation during the period. Thus, no adjustment will be made this factor.

B. Transaction: The transaction of the project valued and three comparison cases are normal. Thus, no adjustment will be made this factor.

C. Adjusted coefficient of areas and individual factors (omission).

(5) Adjusted coefficient table of comparison factors for real estates

Adjusted coefficient table of comparison factors							
Conditions of the real estates			**Subject of Valuation**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Unit price				**120,000**	**148,444**	**137,931**
Condition of the transaction		Whether it constitutes a transaction between the interested parities	100	100	100	100
		Whether it constitutes a transaction of imminent disposal or acquisition	100	100	100	100
		Whether it constitutes a transaction affected by claims and debt	100	100	100	100
		Whether the parties or any one of them have little understandings of the market	100	100	100	100
		Whether there is any special purpose or preference (i.e. environment or landscape)	100	100	100	100
		Whether it constitutes a consolidation transaction with the adjacent real estates	100	100	100	100
		Methods of transaction	100	100	100	100
Condition of market		Date of transaction	100	100	100	100
Factor of location of the district	Location	Azimuth	100	102	102	102
		Distance	100	100	100	100
		Prosperity of business	100	102	102	102
		Storey	100	100	100	100
		Road connections	100	100	100	100
	Traffic	Exit and entrance	100	100	100	100
		Class and level of roads	100	101	102	101
		Bus lines	100	100	100	100
		Traffic control	100	100	100	100
		Tariffs of traffic	100	100	100	100
		Parking Convenience	100	100	102	101
	External facilities	Infrastructure	100	100	100	100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	102	102	102

Adjusted coefficient table of comparison factors						
Conditions of the real estates			Subject of Valuation	Shops along Caoyang Road	Shops along Renmin Road	Shops along Longhu Hongqiaotianjie
	Environment landscape	Natural environment	100	100	100	100
		Natural landscape	100	100	100	100
		Cultural environment	100	100	100	100
		Usage of adjacent real estates	100	100	100	100
Physical factors	Land	Shape	100	100	100	100
		Topography	100	100	100	100
		Foundation	100	100	100	100
		Soil	100	100	100	100
		Development	100	100	100	100
	Building	Reputation or image (recognition)	100	100	100	100
		Type of building	100	100	100	100
		Elevators	100	100	100	100
		Corridor	100	100	100	100
		Layout inside	100	100	102	100
		Equipment or system within the building	100	100	100	100
		Level of property management	100	100	100	100
		Type of tenants	100	100	100	100
		Storey height	100	100	100	100
		Date of completion	100	98	98	98
		Maintenance and damage levels	100	101	102	100
		Decorations	100	100	100	100

Adjusted coefficient table of comparison factors					
Conditions of the real estates		**Subject of Valuation**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Condition of interests	Nature of interests	100	100	100	100
	Proposed usage	100	100	100	100
	Jointly/solely owned	100	100	100	100
	Easement/mortgage	100	100	100	100
	Whether it is illegally occupied or temporarily used	100	100	100	100
	Whether it is subject to seal up, property preservation or other limitations	100	100	100	100
	Whether fail to fulfil the condition of legal transfer	100	100	100	100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	100	100	100	100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	100	100	100	100
	Whether there is any dispute concerning ownership	100	100	100	100

(6) Adjusted coefficient table of factors affecting real estate price

Adjusted coefficient table of the factors					
Conditions of the real estates		**Subject of Valuation**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Unit price			**120,000**	**148,444**	**137,931**
Condition of the transaction	Whether it constitutes a transaction between the interested parities	100	100/100	100/100	100/100
	Whether it constitutes a transaction of imminent disposal or acquisition	100	100/100	100/100	100/100
	Whether it constitutes a transaction affected by claims and debt	100	100/100	100/100	100/100
	Whether the parties or any one of them have little understandings of the market	100	100/100	100/100	100/100
	Whether there is any special purpose or preference (i.e. environment or landscape)	100	100/100	100/100	100/100
	Whether it constitutes a consolidation transaction with the adjacent real estates	100	100/100	100/100	100/100
	Methods of transaction	100	100/100	100/100	100/100

Adjusted coefficient table of the factors

Conditions of the real estates			Subject of Valuation	Shops along Caoyang Road	Shops along Renmin Road	Shops along Longhu Hongqiaotianjie
Condition of market		Date of transaction	100	100/100	100/100	100/100
Factor of location of the district	Location	Azimuth	100	100/102	100/102	100/102
		Distance	100	100/100	100/100	100/100
		Prosperity of business	100	100/102	100/102	100/102
		Storey	100	100/100	100/100	100/100
		Road connections	100	100/100	100/100	100/100
	Traffic	Exit and entrance	100	100/100	100/100	100/100
		Class and level of roads	100	100/101	100/102	100/101
		Bus lines	100	100/100	100/100	100/100
		Traffic control	100	100/100	100/100	100/100
		Tariffs of traffic	100	100/100	100/100	100/100
		Parking Convenience	100	100/100	100/102	100/101
	External facilities	Infrastructure	100	100/100	100/100	100/100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	100/102	100/102	100/102
	Environment landscape	Natural environment	100	100/100	100/100	100/100
		Natural landscape	100	100/100	100/100	100/100
		Cultural environment	100	100/100	100/100	100/100
		Usage of adjacent real estates	100	100/100	100/100	100/100

Adjusted coefficient table of the factors						
Conditions of the real estates			Subject of Valuation	Shops along Caoyang Road	Shops along Renmin Road	Shops along Longhu Hongqiaotianjie
Physical factors	Land	Shape	100	100/100	100/100	100/100
		Topography	100	100/100	100/100	100/100
		Foundation	100	100/100	100/100	100/100
		Soil	100	100/100	100/100	100/100
		Development	100	100/100	100/100	100/100
	Building	Reputation or image (recognition)	100	100/100	100/100	100/100
		Type of building	100	100/100	100/100	100/100
		Elevators	100	100/100	100/100	100/100
		Corridor	100	100/100	100/100	100/100
		Layout inside	100	100/100	100/102	100/100
		Equipment or system within the building	100	100/100	100/100	100/100
		Level of property management	100	100/100	100/100	100/100
		Type of tenants	100	100/100	100/100	100/100
		Story height	100	100/100	100/100	100/100
		Date of completion	100	100/98	100/98	100/98
		Maintenance and damage levels	100	100/101	100/102	100/100
		Decorations	100	100/100	100/100	100/100

Adjusted coefficient table of the factors					
Conditions of the real estates		**Subject of Valuation**	**Shops along Caoyang Road**	**Shops along Renmin Road**	**Shops along Longhu Hongqiaotianjie**
Condition of interests	Nature of interests	100	100/100	100/100	100/100
	Proposed usage	100	100/100	100/100	100/100
	Jointly/solely owned	100	100/100	100/100	100/100
	Easement/mortgage	100	100/100	100/100	100/100
	Whether it is illegally occupied or temporarily used	100	100/100	100/100	100/100
	Whether it is subject to seal up, property preservation or other limitations	100	100/100	100/100	100/100
	Whether fail to fulfill the condition of legal transfer	100	100/100	100/100	100/100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	100	100/100	100/100	100/100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	100	100/100	100/100	100/100
	Whether there is any dispute concerning ownership	100	100/100	100/100	100/100
Adjusted coefficient			0.9426	0.8883	0.9426
Market Comparison Approach Value *(RMB/sq.m.)*			113,112	131,862.81	130,013.76
Price of Subject Properties *(RMB/sq.m.)*			**124,996**		

(7) Results of calculation

By adjustment to the affected factors of comparison cases, the difference among the three prospective prices is minimal, thus, the arithmetic average value of the three prospective prices is deemed as the value result using market comparison approach, namely, unit price using market comparison approach = (113,112 + 131,862.81 + 130,013.76) ÷ 3 = RMB124,996/sq.m..

2. Valuation of the real estate held for underground commercial purposes

Based on the district where the Subject Properties are located in and the price characteristics of the real estate market held for commercial purposes, the valuers concluded through analysis that: the pricing level of commercial portion at basement level one represents approximately 70% of that at the 1st floor aboveground, while the pricing level for the second floor aboveground represents approximately 85% of that at the first floor and the pricing level for the third floor aboveground represents approximately 77% of that at the first floor. The prices for different floors are as follows:

Floor	Usage	Area	Floor correction	Unit Price (RMB/m²)	Total Amount (RMB0,000)
-1floor	Commercial	4,318.350	0.7	71,264	30,774.29
1floor		3,345.200	1.0	101,805	34,055.81
2floor		3,486.150	0.85	86,534	30,167.05
3–4floor		7,369.800	0.77	78,390	57,771.86
Total	–	–	–	–	303,153.58

3. Estimated value of the overground office properties on the land of the appraisal items

Condition descriptions

Table of explanations on factors of conditions of property							
Conditions of the real estates			**Subject Properties**	**Poly ONE56 (保利 ONE56)**	**21 Century Building (21世紀大廈)**	**Citigroup Tower (花旗大廈)**
Unit price				**97,264**	**100,000**	**98,000**
Condition of transaction		Whether it constitutes a transaction between the interested parities	No	No	No	No
		Whether it constitutes a transaction of imminent disposal or acquisition	No	No	No	No
		Whether it constitutes a transaction affected by claims and debt	No	No	No	No
		Whether the parties or any one of them have little understandings of the market	No	No	No	No
		Whether there is any special purpose or preference (i.e. environment or landscape)	No	No	No	No
		Whether it constitutes a consolidation transaction with the adjacent real estates)	No	No	No	No
		Methods of transaction	Open Transaction	Open Transaction	Open Transaction	Open Transaction
Condition of market		Date of transaction	May 2016	May 2016	May 2016	May 2016
Factor of location of the district	Location	Azimuth	Chinalco Southern Headquarter' No. 51 & 53, Chang Qing North Road, Pudong New Area, Shanghai. East of Shi Bo Guan Road ; West of Chang Qing North Road ; South of Bo Cheng Road ; North of Shi Bo Avenue ;	Poly ONE 56 (保利 ONE 56), No. 868 Lane, Pu Ming Road, Pudong New Area. East of Pu Ming Road; West of Huangpu River; South of Shanghai HNA building; North of Laobaidu riverside greenbelt (老白渡濱江綠地).	21 Century Building (21世紀大廈), No. 210, Century Avenue, Pudong New Area. East of Century Avenue; West of Lujiazui Ring Road; South of Dongchang community; North of Century Avenue.	Citigroup Tower (花旗大廈), No. 33, Huayuanshiqiao Road, Pudong New Area. East of Lujiazui Ring Road; West of Fucheng Road; South of Huayuanshiqiao Road; North of Aurora Plaza (震旦國際大樓).

Table of explanations on factors of conditions of property						
Conditions of the real estates			Subject Properties	Poly ONE56 (保利 ONE56)	21 Century Building (21世紀大廈)	Citigroup Tower (花旗大廈)
		Distance	Approx. 200m from Shi Bo Avenue Station of No. 23 Metro Line; Approx. 900m from China Art Museum Station of No. 6 Metro Line; Approx. 3,000m from Nanpu Bridge (南浦大橋);	Approx. 1,300m from the Shangchang Road Station of No. 9 Metro Line; Approx. 1,700m from the Pudianzhan Station of No. 6 Metro Line; Approx.1,700m from the Nanpu Bridge (南浦大橋);	Approx. 500m from the Dongchang Station of No. 2 Metro Line; Approx. 2,100m from the Nanpu Bridge (南浦大橋);	Approx. 500m from the Lujiazui Station of No. 2 Metro Line; Approx. 3,200m from the Nanpu Bridge (南浦大橋);
		Agglomeration degree of office buildings	Located at the business district of the World Expo Shanghai, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located at Lujiazui Business Zone, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located at Lujiazui Business Zone, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;	Located at Lujiazui Business Zone, concentrated office area for Shanghai High-tech industry; surrounded by many Grade A office buildings with strong commercial atmosphere;
		Storey	12	18	16	12
		Road connections	Along Street	Along Street	Along Street	Along Street
	Traffic	Exit and entrance	Convenient	Convenient	Convenient	Convenient
		Traffic control	Nil	Nil	Nil	Nil
		Tariffs of traffic	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;
		Parking Convenience	Convenient	Convenient	Convenient	Convenient
	External facilities	Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	Sound	Sound	Sound	Sound

Table of explanations on factors of conditions of property						
Conditions of the real estates			Subject Properties	Poly ONE56 (保利 ONE56)	21 Century Building (21世紀大廈)	Citigroup Tower (花旗大廈)
	Environment landscape	Natural environment	Good	Good	Good	Good
		Natural landscape	Ordinary	Ordinary	Ordinary	Ordinary
		Cultural environment	Excellent	Excellent	Excellent	Excellent
		Usage of adjacent real estates	Education	Residence	Education	Office
Physical factors	Land	Shape	Regular	Regular	Regular	Regular
		Topography	Level	Level	Level	Level
		Foundation	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity
		Soil	Pollution-free	Pollution-free	Pollution-free	Pollution-free
		Development	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
	Building	Reputation or image (recognition)	Fairly renown	Fairly renown	Fairly renown	Fairly renown
		Type of building	Reinforced concrete	Reinforced concrete	Reinforced concrete	Reinforced concrete
		Lobby	Fine decoration	Fine decoration	Fine decoration	Fine decoration
		Elevators	Several well-known branded elevators	Several well-known branded elevators	Several well-known branded elevators	Several well-known branded elevators
		Corridor	Yes	Yes	Yes	Yes
		Layout inside the office building	wide and open	wide and open	wide and open	wide and open
		Equipment or system within the building	Convenient	Convenient	Convenient	Convenient
		Level of property management	High-level daily management and services	High-level daily management and services	High-level daily management and services	High-level daily management and services
		Type of tenants	High-level	High-level	High-level	High-level
		Storey height	Approx. 3m	Approx. 3m	Approx. 3m	Approx. 3m
		Date of completion	2009	2004	2005	2004
		Maintenance and damage levels	Good	Good	Good	Good
		Decorations	Fine decoration for public area, without decoration within area of ownership	Fine decoration for public area, general decoration within area of ownership	Fine decoration for public area, without decoration within area of ownership	Fine decoration for public area, without decoration within area of ownership

Table of explanations on factors of conditions of property					
Conditions of the real estates		**Subject Properties**	**Poly ONE56 (保利 ONE56)**	**21 Century Building (21世紀大廈)**	**Citigroup Tower (花旗大廈)**
Condition of interests	Nature of interests	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights
	Proposed usage	Office	Office	Office	Office
	Jointly/solely owned	Solely owned	Solely owned	Solely owned	Solely owned
	Easement/mortgage	Not-established	Not-established	Not-established	Not-established
	Whether it is illegally occupied or temporarily used	No	No	No	No
	Whether it is subject to seal up, property preservation or other limitations	No	No	No	No
	Whether fail to fulfil the condition of legal transfer	Yes	No	Yes	No
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	Yes	No	Yes	No
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	No	No	No	No
	Whether there is any dispute concerning ownership	No	No	No	No

Index table of comparison factors

Conditions of the real estates						
Conditions of the real estates			**Subject of Valuation**	**Comparable example A**	**Comparable example B**	**Comparable example C**
Unit price				**97,264**	**100,000**	**98,000**
Condition of transaction		Whether it constitutes a transaction between the interested parities	100	100	100	100
		Whether it constitutes a transaction of imminent disposal or acquisition	100	100	100	100
		Whether it constitutes a transaction affected by claims and debt	100	100	100	100
		Whether the parties or any one of them have little understandings of the market	100	100	100	100
		Whether there is any special purpose or preference (i.e. environment or landscape)	100	100	100	100
		Whether it constitutes a consolidation transaction with the adjacent real estates	100	100	100	100
		Methods of transaction	100	100	100	100
Condition of market		Date of transaction	100	100	100	100
Factor of location of the district	Location	Azimuth	100	101	101	101
		Distance	100	100	100	100
		Agglomeration degree of office buildings	100	101	101	101
		Storey	100	100	100	100
		Road connections	100	100	100	100
	Traffic	Exit and entrance	100	100	100	100
		Traffic control	100	100	100	100
		Tariffs of traffic	100	100	100	100
		Parking Convenience	100	100	100	100
	External facilities	Infrastructure	100	100	100	100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	100	100	100
	Environment landscape	Natural environment	100	100	100	100
		Natural landscape	100	100	100	100
		Cultural environment	100	100	100	100
		Usage of adjacent real estates	100	100	100	100

Conditions of the real estates						
Conditions of the real estates			Subject of Valuation	Comparable example A	Comparable example B	Comparable example C
Physical factors	Land	Shape	100	100	100	100
		Topography	100	100	100	100
		Foundation	100	100	100	100
		Soil	100	100	100	100
		Development	100	100	100	100
	Building	Reputation or image (recognition)	100	101	101	101
		Type of building	100	100	100	100
		Lobby	100	100	100	100
		Elevators	100	100	100	100
		Corridor	100	100	100	100
		Layout inside the of office buildings	100	100	100	100
		Equipment or system within the building	100	100	100	100
		Level of property management	100	100	100	100
		Type of tenants	100	99	100	99
		Storey height	100	100	100	100
		Date of completion	100	96	96	97
		Maintenance and damage levels	100	100	100	100
		Decorations	100	100	100	100
Condition of interests	Nature of interests		100	100	100	100
	Proposed usage		100	100	100	100
	Jointly/solely owned		100	100	100	100
	Easement/mortgage		100	100	100	100
	Whether it is illegally occupied or temporarily used		100	100	100	100
	Whether it is subject to seal up, property preservation or other limitations		100	100	100	100
	Whether fail to fulfil the condition of legal transfer		100	100	100	100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws		100	100	100	100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation		100	100	100	100
	Whether there is any dispute concerning ownership		100	100	100	100

Adjusted coefficient table of comparison factors

Conditions of the real estates							
Conditions of the real estates			Subject Properties	Comparable exampleA	Comparable exampleB	Comparable exampleC
Unit price				**97,264**	**100,000**	**98,000**
Condition of transaction		Whether it constitutes a transaction between the interested parities	100	100/100	100/100	100/100
		Whether it constitutes a transaction of imminent disposal or acquisition	100	100/100	100/100	100/100
		Whether it constitutes a transaction affected by claims and debt	100	100/100	100/100	100/100
		Whether the parties or any one of them have little understandings of the market	100	100/100	100/100	100/100
		Whether there is any special purpose or preference (i.e. environment or landscape)	100	100/100	100/100	100/100
		Whether it constitutes a consolidation transaction with the adjacent realestates	100	100/100	100/100	100/100
		Methods of transaction	100	100/100	100/100	100/100
Condition of market		Date of transaction	100	100/100	100/100	100/100
Factor of location of the district	Location	Azimuth	100	100/101	100/101	100/101
		Distance	100	100/100	100/100	100/100
		Agglomeration degree of office buildings	100	100/101	100/101	100/101
		Storey	100	100/100	100/100	100/100
		Road connections	100	100/100	100/100	100/100
	Traffic	Bus lines	100	100/100	100/100	100/100
		Traffic control	100	100/100	100/100	100/100
		Tariffs of traffic	100	100/100	100/100	100/100
		Parking Convenience	100	100/100	100/100	100/100

Conditions of the real estates							
Conditions of the real estates			Subject Properties	Comparable exampleA	Comparable exampleB	Comparable exampleC
	External facilities	Infrastructure	100	100/100	100/100	100/100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	100/100	100/100	100/100
	Environment landscape	Natural environment	100	100/100	100/100	100/100
		Natural landscape	100	100/100	100/100	100/100
		Cultural environment	100	100/100	100/100	100/100
		Usage of adjacent real estates	100	100/100	100/100	100/100
Physical factors	Land	Shape	100	100/100	100/100	100/100
		Topography	100	100/100	100/100	100/100
		Foundation	100	100/100	100/100	100/100
		Soil	100	100/100	100/100	100/100
		Development	100	100/100	100/100	100/100
	Building	Reputation or image (recognition)	100	100/101	100/101	100/101
		Type of building	100	100/100	100/100	100/100
		Lobby	100	100/100	100/100	100/100
		Elevators	100	100/100	100/100	100/100
		Corridor	100	100/100	100/100	100/100
		Layout inside the office building	100	100/100	100/100	100/100
		Equipment or system within the building	100	100/100	100/100	100/100
		Level of property management	100	100/100	100/100	100/100
		Type of tenants	100	100/99	100/100	100/99
		Storey height	100	100/100	100/100	100/100
		Date of completion	100	100/96	100/96	100/97
		Maintenance and damage levels	100	100/100	100/100	100/100
		Decorations	100	100/100	100/100	100/100

Conditions of the real estates					
Conditions of the real estates		**Subject Properties**	**Comparable exampleA**	**Comparable exampleB**	**Comparable exampleC**
Condition of interests	Nature of interests	100	100/100	100/100	100/100
	Proposed usage	100	100/100	100/100	100/100
	Jointly/solely owned	100	100/100	100/100	100/100
	Easement/mortgage	100	100/100	100/100	100/100
	Whether it is illegally occupied or temporarily used	100	100/100	100/100	100/100
	Whether it is subject to seal up, property preservation or other limitations	100	100/100	100/100	100/100
	Whether fail to fulfil the condition of legal transfer	100	100/100	100/100	100/100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	100	100/100	100/100	100/100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	100	100/100	100/100	100/100
	Whether there is any dispute concerning ownership	100	100/100	100/100	100/100
Correction factor			1.0212	1.011	1.0107
Market Comparison Approach Value *(RMB/sq.m)*			99,326	101,100	99,048.6
Price of subject properties *(RMB/sq.m)*			**99,825**		

4. Valuation of the underground office properties of the appraisal items

According to the analysis made on the locations of the appraisal items and the market price characteristics of the office buildings, the appraisal personnel consider: the price of offices on the first floor underground is approximately 70% of the overground offices, the price of offices on the first floor underground is:

Unit price of underground offices = Unit price of overground offices × 70%
= 99,825 × 70%
= 69,877.5 yuan/sq.m
Total amount of underground offices = Unit price of underground offices × building area of underground offices
= 69,877.5 × 6,632/10,000
= 463,427,600 yuan

5. Valuation of the underground parking lot of the appraisal items

Conditions of the real estates			Subject Properties	Underground parking lot of Jingming Garden (景明花園)	Underground parking lot of Xingyunyuan (星雲苑)	Underground parking lot of Dongfangyayuan (東方雅苑)
Unit price *(RMB0'000/plot)*				**50**	**52**	**60**
Condition of transaction		Whether it constitutes a transaction between the interested parities	No	No	No	No
		Whether it constitutes a transaction of imminent disposal or acquisition	No	No	No	No
		Whether it constitutes a transaction affected by claims and debt	No	No	No	No
		Whether the parties or any one of them have little understandings of the market	No	No	No	No
		Whether there is any special purpose or preference (i.e. environment or landscape)	No	No	No	No
		Whether it constitutes a consolidation transaction with the adjacent real estates)	No	No	No	No
		Methods of transaction	Open Transaction	Open Transaction	Open Transaction	Open Transaction
Condition of market		Date of transaction	May 2016	May 2016	May 2016	May 2016
Factor of location of the district	Location	Azimuth	Chalco Southern Headquarter, No. 51 & 53, ChangQing North Road, Pudong New Area, Shanghai, Along Shi Bo Guan Road to the east, Along Chang Qing North Road to the west; Along Bo Cheng Road to the south; Along Shi Bo Avenue to the north;	Jingminghuayuan (景明花園), No. 298 Lane, Wenshui East Road, Hongkou District. South of Central Line; West of Light Rail Mingzhu Line;	Xingyunyuan (星雲苑), No. 278, Wenshui East Road, Hongkou District.Eastern side of the crossroads of Baotou Road and Minxing Road;	Dongfangyayuan (東方雅苑), No. 9 Zhenning Road, Changning District. East of Zhenning Road; North of Zhaohua East Road;
		Distance	Approx. 200m from Shi Bo Avenue Station of No. 23 Subway; Approx. 900m from China Art Museum Station of No. 6 Metro Line; Approx. 3km from Nanpu Bridge (南浦大橋);	Approx. 200m from Dabaishu Station of No. 3 Metro Line; about 800m from Chifeng Road Station of No. 3 Metro Line;	Xiangyin Road and Guoshun East Road (170m), Xiangyin Road and Baotou Road (210m), Guoshun East Road and Xiangyin Road (241m);	Approx. 900m from Jiangsu Road Station of No. 2 Metro Line and about 1km from Shanghai Library Station of No. 10 Metro Line;

Conditions of the real estates			Subject Properties	Underground parking lot of Jingming Garden (景明花園)	Underground parking lot of Xingyunyuan (星雲苑)	Underground parking lot of Dongfangyayuan (東方雅苑)
	Traffic	Storey	-2	-2	-2	-2
		Road connections	Along Street	Along Street	Along Street	Along Street
		Exit and entrance	Convenient	Convenient	Convenient	Convenient
		Traffic control	Nil	Nil	Nil	Nil
		Tariffs of traffic	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;	Not expressway, no toll fee;
		Parking Convenience	Convenient	Convenient	Convenient	Convenient
	External facilities	Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	comparatively complete	comparatively complete	comparatively complete	comparatively complete
	Environment landscape	Natural environment	Good	Good	Good	Good
		Natural landscape	Ordinary	Ordinary	Ordinary	Ordinary
		Cultural environment	Excellent	Excellent	Excellent	Excellent
		Usage of adjacent real estates	Office/Commercial/ Residence	Office/Commercial/ Residence	Office/Commercial/ Residence	Office/Commercial/ Residence
Physical factors	Land	Shape	Regular	Regular	Regular	Regular
		Topography	Level	Level	Level	Level
		Foundation	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity	Strong bearing capacity
		Soil	Pollution-free	Pollution-free	Pollution-free	Pollution-free
		Development	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure	Primary Infrastructure
	Building	Parking plot to household ratio	1:4	1:6	1:6	1:6
		Type of building	Reinforced concrete	Reinforced concrete	Reinforced concrete	Reinforced concrete

Conditions of the real estates		Subject Properties	Underground parking lot of Jingming Garden (景明花園)	Underground parking lot of Xingyunyuan (星雲苑)	Underground parking lot of Dongfangyayuan (東方雅苑)
	Usable area	$35m^2$	$30m^2$	$30m^2$	$34m^2$
	Planar layout	No pillar, not next to wall, no sinkhole, better layout, favorable for parking	with pillar, not next to wall, no sinkhole, ordinary layout	No pillar, next to wall, no sinkhole, ordinary layout	No pillar, not next to wall, no sinkhole, better layout, favorable for parking
	Diversion at the entrance and exit	Yes	Nil	Yes	Yes
	Conveniences of entering the units after parking	Convenient	Comparatively convenient	Comparatively convenient	Convenient
	Level of property management	High-level daily management and services	Comparatively high-level daily management and services	Comparatively high-level daily management and services	High-level daily management and services
	Owner consumption grade	high	Comparatively high	Comparatively high	high
	Date of completion	2016	2005	2005	2005
	Maintenance and damage levels	Good	Ordinary	Good	Good
	Decorations	Fine decoration for public area, without decoration within area of ownership	Fine decoration for public area, general decorating within area of ownership	Fine decoration for public area, without decoration within area of ownership	Fine decoration for public area, without decoration within area of ownership
Condition of interests	Nature of interests	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights	Grant of state-owned land use rights
	Proposed usage	Parking place	Parking place	Parking place	Parking place
	Jointly/solely owned	Solely owned	Solely owned	Solely owned	Solely owned
	Easement/mortgage	Not-established	Not-established	Not-established	Not-established
	Whether it is illegally occupied or temporarily used	No	No	No	No
	Whether it is subject to seal up, property preservation or other limitations	No	No	No	No
	Whether fail to fulfil the condition of legal transfer	Yes	No	Yes	No
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws	Yes	No	Yes	No
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation	No	No	No	No
	Whether there is any dispute concerning ownership	No	No	No	No

Conditions of the real estates			Subject Properties	Comparable example A	Comparable example B	Comparable example C
Unit price *(RMB0'000/plot)*				**50**	**52**	**60**
Condition of transaction		Whether it constitutes a transaction between the interested parities	100	100	100	100
		Whether it constitutes a transaction of imminent disposal or acquisition	100	100	100	100
		Whether it constitutes a transaction affected by claims and debt	100	100	100	100
		Whether the parties or any one of them have little understandings of the market	100	100	100	100
		Whether there is any special purpose or preference (i.e. Fengshui or landscape)	100	100	100	100
		Whether it constitutes a consolidation transaction with the adjacent real estates	100	100	100	100
		Methods of transaction	100	100	100	100
Condition of market		Date of transaction	100	100	100	100
Factor of location of the district	Location	Azimuth	100	98	98	98
		Distance	100	100	100	100
		Storey	100	100	100	100
		Road connections	100	100	100	100
	Traffic	Exit and entrance	100	100	100	100
		Traffic control	100	100	100	100
		Tariffs of traffic	100	100	100	100
		Parking Convenience	100	100	100	100
	External facilities	Infrastructure	100	100	100	100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	100	100	100
	Environment landscape	Natural environment	100	100	100	100
		Natural landscape	100	100	100	100
		Cultural environment	100	100	100	100
		Usage of adjacent real estates	100	100	100	100

Conditions of the real estates			Subject Properties	Comparable example A	Comparable example B	Comparable example C
Physical factors	Land	Shape	100	100	100	100
		Topography	100	100	100	100
		Foundation	100	100	100	100
		Soil	100	100	100	100
		Development	100	100	100	100
	Building	Parking plot to household ratio	100	98	98	100
		Type of building	100	100	100	100
		Usable area	100	98	98	100
		Planar layout	100	98	98	100
		Diversion at the entrance and exit	100	98	100	100
		Width of traffic lane	100	100	100	100
		Conveniences of entering the units after parking	100	98	98	100
		Level of property management	100	98	98	100
		Consumption level of owners	100	98	98	100
		Date of completion	100	98	98	98
		Maintenance and damage levels	100	98	100	100
		Decorations	100	100	100	100
Condition of interests	Nature of interests		100	100	100	100
	Proposed usage		100	100	100	100
	Jointly/solely owned		100	100	100	100
	Easement/mortgage		100	100	100	100
	Whether it is illegally occupied or temporarily used		100	100	100	100
	Whether it is subject to seal up, property preservation or other limitations		100	100	100	100
	Whether fail to fulfil the condition of legal transfer		100	100	100	100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws		100	100	100	100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation		100	100	100	100
	Whether there is any dispute concerning ownership		100	100	100	100

Conditions of the real estates			Subject Properties	Comparable example A	Comparable example B	Comparable example C
Unit price *(RMB0'000/plot)*				**50**	**52**	**60**
Condition of transaction		Whether it constitutes a transaction between the interested parities	100	100/100	100/100	100/100
		Whether it constitutes a transaction of imminent disposal or acquisition	100	100/100	100/100	100/100
		Whether it constitutes a transaction affected by claims and debt	100	100/100	100/100	100/100
		Whether the parties or any one of them have little understandings of the market	100	100/100	100/100	100/100
		Whether there is any special purpose or preference (i.e. environment or landscape)	100	100/100	100/100	100/100
		Whether it constitutes a consolidation transaction with the adjacent real estates	100	100/100	100/100	100/100
		Methods of transaction	100	100/100	100/100	100/100
Condition of market		Date of transaction	100	100/100	100/100	100/100
Factor of location of the district	Location	Azimuth	100	100/98	100/98	100/98
		Distance	100	100/100	100/100	100/100
		Storey	100	100/100	100/100	100/100
		Road connections	100	100/100	100/100	100/100
	Traffic	Exit and entrance	100	100/100	100/100	100/100
		Traffic control	100	100/100	100/100	100/100
		Tariffs of traffic	100	100/100	100/100	100/100
		Parking Convenience	100	100/100	100/100	100/100
	External facilities	Infrastructure	100	100/100	100/100	100/100
		Public service facilities (hospitals, schools, shopping malls, entertainments and banks, etc.)	100	100/100	100/100	100/100
	Environment landscape	Natural environment	100	100/100	100/100	100/100
		Natural landscape	100	100/100	100/100	100/100
		Cultural environment	100	100/100	100/100	100/100
		Usage of adjacent real estates	100	100/100	100/100	100/100

Conditions of the real estates			Subject Properties	Comparable example A	Comparable example B	Comparable example C
Physical factors	Land	Shape	100	100/100	100/100	100/100
		Topography	100	100/100	100/100	100/100
		Foundation	100	100/100	100/100	100/100
		Soil	100	100/100	100/100	100/100
		Development	100	100/100	100/100	100/100
	Building	Parking plot to household ratio	100	100/98	100/98	100/100
		Type of building	100	100/100	100/100	100/100
		Usable area	100	100/98	100/98	100/100
		Planar layout	100	100/98	100/98	100/100
		Diversion at the entrance and exit	100	100/98	100/100	100/100
		Width of traffic lane	100	100/100	100/100	100/100
		Conveniences of entering the units after parking	100	100/98	100/98	100/100
		Level of property management	100	100/98	100/98	100/100
		Consumption level of owners	100	100/98	100/98	100/100
		Date of completion	100	100/98	100/98	100/98
		Maintenance and damage levels	100	100/98	100/100	100/100
		Decorations	100	100/100	100/100	100/100
Condition of interests	Nature of interests		100	100/100	100/100	100/100
	Proposed usage		100	100/100	100/100	100/100
	Jointly/solely owned		100	100/100	100/100	100/100
	Easement/mortgage		100	100/100	100/100	100/100
	Whether it is illegally occupied or temporarily used		100	100/100	100/100	100/100
	Whether it is subject to seal up, property preservation or other limitations		100	100/100	100/100	100/100
	Whether fail to fulfil the condition of legal transfer		100	100/100	100/100	100/100
	Whether it is forbidden to be mortgaged or as the property of contribution according to the laws		100	100/100	100/100	100/100
	Whether it is announced to be listed in the scope of compulsory acquisition, expropriation		100	100/100	100/100	100/100
	Whether there is any dispute concerning ownership		100	100/100	100/100	100/100
Correction factor				1.2238	1.1753	1.0412
Market Comparison Approach Value *(RMB0'000/plot)*				61.19	61.12	62.47
Price of subject properties *(RMB0'000/plot)*				**62**		

6. Determination of the real estate value after completion of the Subject Properties development

The real estate value after completion of the Subject Properties development = real estate value of aboveground commercial part + real estate value of aboveground office part + real estate value of underground commercial part + real estate value of underground office part + real estate value of underground parking space

Location	Purpose	Floor	GFA	Unit price	Total amount after the completion of development
			(m^2)	*(RMB/m^2)*	*(RMB'0,000)*
Aboveground part of the south building	Commercial	1	1,022	124,996	12,774.59
	Office	1–15	26,510.4	99,825	264,640.07
	Roofing equipment floor and others	Floor 1–15and the roofing floor	586.6	0	0.00
Aboveground part of the north building	Office	1–10	12,986.2	99,825	129,634.74
	Roofing equipment floor and others	Floor 1–10 and roofing floor	317.4	0	0.00
Underground portion shared by the south building and the north building.	Underground commercial area	Basement level 1	2,598	74,998	19,484.38
	Underground office	Basement level 1	6,632	69,877.5	46,342.76
	Underground parking space (RMB10,000 for each)	Basement level 2 and level 3	14,543	62	26,226.00
	Underground air-defense and parking space	Basement level 3	3,416	0	0.00
Total	–	–	68,611.6	–	499,102.54

(1) Costs of follow-up construction development

The construction and installation cost was RMB6,500 per square meter, which was determined with consideration of the concrete-steel structure of the Subject properties and in accordance with current construction project budgetary estimate standard adopted by Shanghai while with reference to the statistics of construction and installation costs on the website of Shanghai Construction Cost Information (上海造價資訊網) as well as the expenses for construction projects, materials of equipment installation projects and construction costs of the similar properties in the market.

The costs of follow-up construction development = expenses of the follow-up exploration and design and fees of the pre-construction project + construction and installation expenses of the follow-up construction + infrastructure construction expenses of the follow-up construction + construction expenses for the public utilities of the follow-up construction + taxes incurred during the follow-up construction development period.

(2) management expenses

Management expenses = costs of follow-up construction development × the overhead rate

(3) Sales expenses

Sales expenses = costs of follow-up construction development × selling rate

(4) Investment interest

The investment period is also the construction period; the interest-bearing period is as half of the objective development period of the follow-up construction; and the loan rate is the benchmark interest rate promulgated by the People's Bank of China during the current period. The interest that is incurred within one year of the development period is calculated by using the single interest method while the rest part incurred for more than one will be calculated by using compound interest method. The investment period of the follow-up construction is one year. The investment interest = costs of the project under construction × [(1 + interest rate) ^ follow-up construction period - 1] + (costs of the follow-up construction + management expenses + sales expenses) × [(1 + interest rate)^ follow-up construction period/2 - 1]

(5) Sales taxes

5.30% of the cardinal number (which is value of the real estate after the completion of development in this case)

(6) Subsequent due profits

The sum of the value of constructed projects, costs of the follow-up construction, management expenses and sales expenses is viewed as cardinal number

(7) Residual value of the development

Residual value of the development = total value of the special case development – costs of the follow-up construction development

The calculation process of hypothetical development method is set out as below:

Table of the calculation process hypothetical development method

Item		Rate	Figure	Notes
Period of follow-up construction development and management (follow-up construction period)		–	0.25	
Total value after the completion of development			499,102.540	
Taxes received		3.05%	–	deed taxes and commission charges
Deed tax		3%	V×3%	In accordance with People's Republic of China Provisioning Regulations of Deed Tax (《中華人民共和國契稅暫行條件》and the relevant regulations of the local government (the rate of deed tax of Shanghai is 3%))
Stamp duty		0.05%	V×0.05%	
Workload of follow-up construction project		2.00%	–	
Costs of the follow-up construction	Expenses for exploration and design and pre-construction fees	15%	133.793	10–15%
	Construction and installation expenses	6,500.00	891.951	
	Infrastructure construction expenses	15%	133.793	5–15%
	Public utilities construction expenses	0%	0.000	10–15%
	Taxes incurred during the development period	3%	26.759	1–3%
	total costs of the follow-up construction		1,186.295	
Management expenses		5%	59.315	Based on 3% to 6% of the costs of the follow-up construction
Sales expenses		3%	14,973.076	Based on 2–3% of the cardinal number (which is the real estate value after the completion of development in this case)

Item	Rate	Figure	Notes
Investment interest	4.75%	94.355	The investment period is also the construction period; the interest-bearing period is as half of the objective development period of the follow-up construction; and the loan rate is the benchmark interest rate promulgated by the People's Bank of China during the current period. The interest that is incurred within one year of the development period is calculated by using the single interest method while the rest part incurred for more than one will be calculated by using compound interest method. The investment period of the follow-up construction in this case is 0.25 year. The investment interest = costs of the project under construction × [(1 + interest rate) ^ follow-up construction period - 1] + (costs of the follow-up construction + management expenses + sales expenses) ×[(1 + interest rate)^ follow-up construction period/2 - 1]
Sales taxes	5.30%	26,452.435	5.30% of the cardinal number (which is the value of real estate after the completion of development)
Subsequent due profits	2%	324.374	The sum of value of the constructed projects, costs of the follow-up construction, management expenses and sales expenses is viewed as cardinal number; For industry purpose: 8-15%；for residential purpose: 20–35%；for commercial purpose 25–35%；for officework: 15–25%.
Value of the project under construction		428,932.041	Items at the right of the equal sign are the value of real estate after the completion of development-the received taxes of projects under construction-costs of follow-up construction-management expenses-sales expenses-investment interest (costs of follow-up construction, management expenses and sales expenses are viewed as the cardinal number in this case)-sales taxes- investment profits (costs of follow-up construction, management expenses and sales expenses are viewed as the cardinal number in this case). Items at the left of the equal sign are (1 + tax rate of the projects under construction) × (1 + interest rate(subject to different interest modes, ie, where single interest applies, interest rate remains the same; where compound interest applies, the interest rate is (1 + interest rate) ^ follow-up construction period - 1) + interest rate))

(8) Valuation by Income or Earnings

As the Subject Properties are construction in progress as at the date of value, according to the Code for Real Estate Valuation, valuation of construction in progress shall be carried out using cost method and hypothetical development method instead of market comparison method and income method. If the properties are held by any joint venture entity or in accordance with other joint arrangements, the legal opinions stipulated in 5.2 and 5.3 above shall set out the explanation on the major provisions of the joint arrangements including explanation on the arrangement for sharing the share capital and earnings among parties to the agreement. In addition, any opinion shall explain whether the relevant joint venture has the obtained the permit to operate in the place where the relevant properties are located. The summary for the content of such opinion shall be set out in any valuation report and relevant documents.

7. Information on the Company's Arrangements for Joint Venture

(1) The company establishes and improves the corporate governance structure in accordance with the joint venture arrangement. The company founds the Shareholders Meeting and the Board of Directors. Directors are assigned by shareholders respectively. The directors assigned by the company accounts for more than half of the Board of Directors.

(2) The management of the joint venture is appointed or removed by the Board of Directors based on the principle of integrating shareholder's recommendation with marketization.

(3) The entitlement of the company in the dividend of the joint venture is in proportion to the actual capital contribution ratio of the shareholders of parties.

8. Accounting Treatment Methods

Chinalco (Shanghai) Co., Ltd. has adopted the Accounting Standards for Business Enterprises – Basic Standards issued by the Ministry of Finance on 1 January 2007 and other specific principles.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

Name	**Position in the Company**	**Number of A shares of the Company held as personal interest**	**Capacity**
Jiang Yinggang	Executive Director	10,000 *(Note)*	Beneficial owner

Note: Representing approximately 0.000091% of the total issued A shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as the Company is aware, none of the Directors, the Chief Executive of the Company or the Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Yu Dehui and Mr. Liu Caiming, two Directors of the Company, currently hold positions in Chinalco. Save as the aforementioned, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the Supervisors or their respective associates was also a director or employee of a company which had any interests or short positions in the shares or underlying shares of the Company which are required to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO.

3. MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited accounts of the Group were made up to.

4. EXPERT AND CONSENT

VBG Capital and Shichengjiaye have given and have not withdrawn their written consents to the issue of this supplemental circular with the inclusion herein of the letter from independent financial adviser, or the property valuation report and/or reference to their name in the form and context in which they respectively appear.

The followings are the qualification of the experts who have provided their opinion or advice, which is contained in this supplemental circular:

Name	**Qualification**	**Date of opinion**	**Nature of opinion or advice**
VBG Capital Limited	A corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities as defined under the SFO	23 August 2016	Independent financial adviser's opinion
Shichengjiaye Integrated Real Estate Agency	Independent professional property valuer	23 August 2016	Property valuation report

At the Latest Practicable Date, as far as the Directors are aware, VBG Capital and Shichengjiaye were not beneficially interested in the share capital of any member of the Group nor did they have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, VBG Capital and Shichengjiaye did not have any direct or indirect interest in any assets which have been, since 31 December 2015, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2015 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or Supervisors of the Company was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

7. INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective close associates (as defined under the Hong Kong Listing Rules) had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling Shareholder).

8. MISCELLANEOUS

(a) The registered address of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(b) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The English text of the supplemental circular shall prevail over the Chinese text in the case of inconsistency, except for the property valuation report as set out in Appendix I to this supplemental circular, in which Chinese version shall prevail.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 6 September 2016:

(a) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(b) the letter from VBG Capital, the text of which is set out in this supplemental circular;

(c) the summary of the property valuation report from Shichengjiaye, the text of which is set out in Appendix I to this supplemental circular;

(d) the written consent of VBG Capital and Shichengjiaye, as referred to in this appendix; and

(e) the Equity Transfer Agreement.